Hi-Tech Pharmacal Co., Inc.

2006 Annual Report





Continuing to focus on liquid and semi-solid pharmaceuticals for long-term growth.



Our Mission:

Develop, manufacture and distribute high quality liquid, sterile and semi-solid generic pharmaceuticals at the most economical cost to the consumer.

Help people with diabetes live healthier lives by providing pharmaceutical and nutritional products especially formulated to meet their needs.

To maintain the highest ethical standards while providing increased revenues, profits and shareholder value.

Dear Shareholders:

HI-TECH'S GOAL IS TO BECOME A LEADING MANUFACTURER OF LIQUID AND SEMI-SOLID PHARMACEUTICAL PRODUCTS IN THE U.S. WE BELIEVE THAT THIS AMBITIOUS GOAL WILL BE ACCOMPLISHED THROUGH INVESTING IN R&D, BUILDING A DEDICATED AND EXPERIENCED MANAGEMENT TEAM AND STRENGTHENING TIES WITH OUR CUSTOMERS AND PHARMACISTS.

In fiscal 2006, Hi-Tech Pharmacal Co., Inc. ("Hi-Tech Pharmacal") achieved its highest level of sales and net income in its 25 year history. Our net sales reached $78.0 million, which is an increase of 15% over the prior year, and net income grew by 38% to $11.5 million, or $0.85 per fully diluted share compared to $8.3 million, or $0.64 per share for the previous fiscal year. Hi-Tech Pharmacal's balance sheet remains very strong at the end of fiscal 2006, with over $43 million in cash and marketable securities and no debt.

Our record financial performance was the result of Hi-Tech Pharmacal's execution of our business strategy to develop and market a broad range of liquid, sterile and semi-solid generic pharmaceuticals, as well as over-the-counter branded products primarily directed to diabetic patients. We successfully competed in both high-volume and niche markets for the vast majority of the products in our generic line, selling more units in fiscal 2006 than in the prior fiscal year. In fiscal 2006 we continued to focus our R&D program on high barrier to entry development projects. Our aggressive development, manufacturing efforts and product acquisitions have fueled our growth over the last 25 years, and we are confident that this approach will continue to propel our growth well into the future.

Generic Products

In fiscal 2006, Hi-Tech Pharmacal extended its presence in the market with the successful launch of five new products. In July 2005 the Company rounded out its Urea product portfolio with the introduction of Urealac cream. By the end of 2005 we were able to capture a significant share of the generic Urea cream market in which we compete, leveraging our success with our other Urea products. In June and November 2005, Hi-Tech Pharmacal launched Levocarnitine oral solution and tablets, respectively, as a result of an authorized generic agreement with Sigma-Tau, the providers of the brand Carnitor®. Other new generic product introductions in fiscal 2006 included Ciprofloxacin ophthalmic solution USP, 0.3%, the alternative to Alcon's Ciloxan®; Acyclovir oral suspension, UPS 200mg/5mL, the anti-viral marketed by GlaxoSmithKline under brand name Zovirax®; and the antidiarrheal, Paregoric oral solution.

In fiscal 2006 Hi-Tech Pharmacal continued its successful track record at capturing and maintaining market share. At the end of calendar 2005, approximately 70% of the products in the Hi-Tech Pharmacal line were ranked either first or second in market share. We attribute this performance to our ability to select challenging development projects and maintain a steady product supply to our customers. We will continue to implement this same approach with our upcoming new products in order to continue our consistent pattern of success in the future.

Research and Development

Hi-Tech Pharmacal has a research-based strategy for growth. As a result of this strategy, we invested $3.3 million in Research and Development in fiscal 2006. Our spending on

SALES
(in thousands)


$33,282
$47,446
$56,366
$67,683
$78,020
'02
'03
'04
'05
'06

EARNING PER SHARE*


$0.48
$0.50
$0.50
$0.64
$0.85
'02
'03
'04
'05
'06

**adjusted to represent 3 for 2 stock split in January '06*

Our strategy for long-term growth will continue to focus on liquid



TOTAL DEBT
(in thousands)



$217
$62
$0
$0
$0
'02
'03
'04
'05
'06



Multi-betic®
The fastest growing advanced diabetic multi-vitamin formula with a unique combination of vitamins, minerals and other essential supplements needed for the body to maintain its healthy structure and function.

R&D was lower in fiscal 2006 compared to the prior year due to the disproportionate expenses associated with the development of fluticasone proprionate, 50mcg/spray, the generic equivalent to GlaxoSmithKline's Flonase®, in fiscal 2005. The Company's development capabilities include a wide variety of dosage forms, including oral solutions and suspensions, sterile ophthalmic and inhalation products, nasal sprays, and topical creams, ointments and gels. Within the scope of these dosage forms, Hi-Tech Pharmacal is focused on high barrier to entry generic projects that provide challenges in one or more areas, including complicated formulations, technological barriers, expensive clinical studies, and Paragraph IV challenges.

In fiscal 2006 Hi-Tech Pharmacal received one Abbreviated New Drug Application (ANDA) approval and one tentative approval from the FDA. Additionally, we submitted five ANDAs, including Paragraph IV submissions for Merck's Trusopt® and Cosopt® ophthalmic solutions. Collectively, these two brands generated sales of nearly $300 million in 2005. With 12 products currently pending with the FDA targeting branded sales of over $2.0 billion and 20 additional products in active development with branded sales of over $1.0 billion, our pipeline has never been more robust.

In addition to internal development, we initiated cooperative efforts with external organizations in fiscal 2006 in order to capitalize on available technology, improve our access to various manufacturing capabilities, and ultimately, expand our product line.

Manufacturing and Operations

In order to accommodate future growth Hi-Tech Pharmacal purchased a 35,000 square-foot facility in April 2006, located adjacent to the Company's headquarters and manufacturing campus in Amityville, NY. The newly acquired building will be renovated and will house additional manufacturing, laboratory and office space. The Company also began construction of a 2,000 square-foot addition to our headquarters building to provide space for our growing operations staff. With these additions, Hi-Tech Pharmacal will have the capacity to continue to gain share as a leader in liquid generic pharmaceuticals.

BRANDED PRODUCTS

Health Care Products

I am very pleased with the performance of our over-the-counter products division, Health Care Products ("HCP"), as sales grew by 17% to $9.8 million in fiscal 2006. HCP markets products that are primarily directed at patients with diabetes by reaching doctors, pharmacists, and diabetic educators through sampling, telemarketing and other targeted promotional efforts. In the area of diabetes related products, HCP markets an extensive line of specially formulated products, including cough and cold medications, skin care treatments, and nutritional items. HCP's flagship product, Diabetic Tussin®, continues to be the #1 pharmacist recommended diabetic cough treatment and was ranked 4th in sales among all OTC liquid cough medication and semi-solid generic pharmaceuticals.

THE SALES OF OUR HCP DIVISION GREW BY 17% TO $9.8 MILLION, AND HCP SUCCESSFULLY INTEGRATED THE TOPICAL ARTHRITIS BRANDS ZOSTRIX® AND ZOSTRIX® HP WHICH WERE ACQUIRED BY HI-TECH IN JULY 2005.




TOPICAL ARTHRITIS PAIN RELIEVER
#1 DOCTOR RECOMMENDED*
#1 PHARMACIST RECOMMENDED*
ZOSTRIX
ARTHRITIS PAIN
ZOSTRIX

brands in 2005. HCP also extended its new product offerings with the successful launch of Professional Strength DiabetaDerm Heel and Toe cream, providing a uniquely formulated product to the podiatry market. To support all of the sales and marketing activities in the division, HCP introduced a completely redesigned website, www.diabeticproducts.com, which features a diabetes news section that provides articles that are relevant to diabetic patients and their caregivers.

In addition to sales growth of the diabetes related products, HCP successfully integrated the topical arthritis products Zostrix® and Zostrix® HP, which were acquired by Hi-Tech Pharmacal in July 2005. We are pleased that we were able to reverse a negative 16% market share trend to a positive 10% growth in share in just 7 months of ownership of the brand. This dramatic turnaround in the very competitive topical analgesic market is attributable to our ability to increase product distribution significantly while executing a highly targeted marketing plan. We believe that our success with the diabetes related products, as well as the Zostrix® brand, paves the way for additional branded OTC's which are developed internally or through acquisition.

Subsequent to the year end, the Company acquired from Novartis AG the rights in the United States and Canada to the Choice DM® brand which consists of a line of nutritional supplements and beverages formulated to meet the dietary needs of diabetics. This acquisition enables us to provide a broader range of products for diabetics.

Branded Prescription Products

Hi-Tech Pharmacal markets two prescription branded products, Naprelan®, which we acquired in June 2004, and Tanafed DMX®, which we acquired in December 2005. To expand awareness of the Naprelan® brand, Hi-Tech Pharmacal entered into an agreement with a professional detail company to call on high prescibers in the arthritis treatment category. We believe that Naprelan®, the only once-daily naproxen sodium product available, will continue to thrive in fiscal 2007 as the brand continues to be promoted to physicians that treat the more than 40 million arthritis sufferers in the U.S.

Hi-Tech Pharmacal's purchase of Tanafed DMX®, the prescription liquid cough-cold treatment, complemented our product line


TOTAL ASSETS
(in thousands)
$33,072
$43,828
$75,552
$81,612
$100,379
'02
'03
'04
'05
'06


CASH & INVESTMENTS
(in thousands)
$10,487
$15,584
$42,632
$37,127
$43,512
'02
'03
'04
'05
'06


DiabetiDerm
Heel & Toe Cream
DiabetiDerm
DiabetiDerm

DiabetiDerm®
Advanced diabetic foot care formula for diabetics contains L-Arginine, which helps to improve micro-circulation in the skin. New Heel & Toe formula is specially formulated to soothe and smooth rough, cracked skin and gently soften thick calluses.

Diabetic Tussin®
#1 selling and #1 pharmacist recommended sugar free formula that is safe for people with diabetes and for people on sugar and/or sodium-restricted diets.


Diabetic Tussin


Diabetic Tussin
Diabetic Tussin

Liquid and semi-solid generic pharmaceuticals.



WE EMERGE FROM OUR 25TH YEAR OF OPERATIONS AS A STRONG AND THRIVING COMPANY.





STOCKHOLDERS' EQUITY
(in thousands)


$26,111
$35,040
$66,678
$69,665
$88,442
'02
'03
'04
'05
'06

extremely well. In addition to the marketing rights, we acquired the manufacturing rights, which created many efficiencies since we make the generic version of Tanafed DMX®. Combining branded sales with sales of Hi-Tech Pharmacal's generic version of the product, overall unit sales in the market grew by 86% in fiscal 2006 compared to the prior fiscal year. Tanafed DMX® brand sales remain strong since there is an extremely high level of product awareness among pediatricians as a result of years of physician detailing and promotion by First Horizon Pharmaceutical Corporation, the predecessor company. In fiscal 2006 Hi-Tech Pharmacal continued the promotion of Tanafed DMX® to high prescribing physicians, primarily through mail and sample programs. Hi-Tech Pharmacal will continue to pursue additional branded products where there is a strategic fit with our business in order to enhance the Company's long-term growth.

Looking Ahead

As we emerge from our 25th year of operations as a strong and thriving company, we look to the past with pride and to the future with great optimism. While fiscal 2006 was without question a successful year for Hi-Tech Pharmacal, we believe that even greater opportunities lie ahead as we match the right resources with the right opportunities to achieve our goals. The Company's proven track record of success with both generic prescription products as well as OTC brands serves as a strong foundation upon which to build future success. We are confident that the combined impact of our robust pipeline of blockbuster and niche generics, the manufacturing capacity to accommodate these products, and the skilled workforce necessary to execute our strategic plan all enable Hi-Tech Pharmacal to deliver value to our investors, now and in the long term.

In closing, I want to thank our employees for their dedication, and our customers and shareholders for their support.

Sincerely,



David S. Seltzer
President and Chief Executive Officer


UREA LOTION
Urealac Cream
Poly-Vitamin Drops
Tri-Vitamin Drops

Hi-Tech successfully competes in both high-volume and niche markets with its broad generic line.

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For fiscal year ended April 30, 2006

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934**

Commission File Number 0-20424

Hi-Tech Pharmacal Co., Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**11-2638720**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

369 Bayview Avenue, Amityville, New York 11701
(Address of principal executive offices, including zip code)

(631) 789-8228
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting stock held by non-affiliates of the registrant as of October 31, 2005, the last business day of the registrant's most recently completed second fiscal quarter, was $215,414,000, based upon the closing price of the common stock on that date, as reported by NASDAQ. Shares of common stock known to be owned by directors and executive officers of the registrant subject to Section 16 of the Securities Exchange Act of 1934 are not included in the computation. No determination has been made that such persons are "affiliates" within the meaning of Rule 12b-2 under the Exchange Act.

The number of shares of common stock of the registrant outstanding as of July 12, 2006 was 12,188,000.

DOCUMENTS INCORPORATED BY REFERENCE: None

This page left blank intentionally.

HI-TECH PHARMACAL CO., INC.
INDEX TO FORM 10-K
FOR THE YEAR ENDED APRIL 30, 2006

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K and certain information incorporated herein by reference contains forward-looking statements which are not historical facts made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not promises or guarantees and investors are cautioned that all forward looking statements involve risks and uncertainties, including but not limited to the impact of competitive products and pricing, product demand and market acceptance, new product development, the regulatory environment, including without limitation, reliance on key strategic alliances, availability of raw materials, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. We caution you not to place undue reliance upon any such forward-looking statements which speak only as of the date made. Hi-Tech is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS.

General

Hi-Tech Pharmacal Co., Inc. ("Hi-Tech", the "Company", which may be referred to as "we", "us" or "our"), a Delaware corporation, incorporated in April 1983, is a growing specialty manufacturer and marketer of prescription, over-the-counter and nutritional products.

We develop, manufacture and market products in three categories – generics, prescription brands and over the counter (OTC) brands. We produce a wide range of products for various disease states, including asthma, bronchial disorders, dermatological disorders, allergies, pain, stomach, oral care, neurological disorders and other conditions.

Most of our generic products are prescription items and include oral solutions and suspensions, as well as topical creams and ointments. We also specialize in the manufacture of products in our state of the art sterile facility capable of producing liquid ophthalmic, otic and inhalation products. This category includes a small amount of contract manufacturing sales for both the prescription and OTC markets.

Our prescription brands include Naprelan®, acquired in fiscal 2005, and Tanafed® DMX, acquired in fiscal 2006.

Our Health Care Products Division markets a line of OTC branded products primarily for people with diabetes, including Diabetic Tussin®, DiabetiDerm®, DiabetiSweet®, DiabetiTrim®, Multi-betic® and the recently acquired Zostrix® line.

Our customers include chain drug stores, drug wholesalers, managed care purchasing organizations, certain Federal government agencies, generic distributors, mass merchandisers, and mail-order pharmacies. Some of our key customers include McKesson Corporation, Walgreens, Cardinal Health, Inc., CVS, AmeriSourceBergen Corporation and Wal-Mart.

We currently market more than 100 products to over 100 customers. For the fiscal year ended April 30, 2006 sales of generic pharmaceuticals represented 83% of total sales, sales of the Health Care Products line of OTC products accounted for 12% of total sales, and sales of branded prescription products represented 5% of total sales.

Generic Products

Our top 5 selling generic products in fiscal 2006 were:

- Sulfamethoxazole & Trimethoprim (the generic equivalent of Bactrim® from Roche)
- Urea 40% Cream, Lotion and gel (the generic equivalent of Carmol 40® from Bradley and Vanamide™ from Dermik)
- Promethazine products including Plain, Codeine and Dextromethorphan varieties (the generic equivalent of Phenergan® from Wyeth)
- Tannate DEX – DMP (the generic equivalent of Tanafed DMX® which Hi-Tech recently acquired from First Horizon Pharmaceutical Corporation ("First Horizon"))
- Urealac cream lotion and gel (the generic equivalent of Keralac from Bradley)

Generic Approvals and Product Launches

We have 31 prescription products approved for marketing by the Food and Drug Administration ("FDA") and 2 products with tentative approvals. In addition, we have 12 products submitted to the FDA and pending approval, and approximately 20 products in various stages of development.

We received Abbreviated New Drug Application ("ANDA") approval for the following product in fiscal 2006:

- Acyclovir Oral Suspension, USP 200 mg/5mL, equivalent to GlaxoSmithKline's Zovirax® Suspension indicated for the treatment of Herpes Zoster Infections, Genital Herpes and Chicken Pox.

Additionally, we received tentative ANDA approval for the following product in fiscal 2006:

- Ofloxacin otic solution, equivalent to Daiichi's Floxin® otic solution, 0.3% indicated for the treatment of bacterial infections of the ear

  Floxin® is covered by a US patent listed in the Orange Book and is currently subject to litigation. Hi-Tech expects to start marketing its generic version of Floxin® upon expiration of the 180 day exclusivity period if the U.S. patent listed in the Orange Book is held invalid or unenforceable, or upon expiration of the patent in 2012.

In our fiscal 2006, we launched the following products:

- Urealac Cream (the generic equivalent of Keralac™ Cream from Bradley)
- Ciprofloxacin ophthalmic solution USP, 0.3% (the generic equivalent of Alcon Laboratories' Ciloxan® Ophthalmic Solution, 0.3%)
- Acyclovir Oral Suspension, USP 200 mg/5mL (the generic equivalent of GlaxoSmithKline's Zovirax® Suspension)
- Levocarnitine oral solution and tablets (the authorized generic of Sigma-Tau's Carnitor®)
- Paregoric USP solution

Health Care Products Division

Our Health Care Products Division ("HCP") is a leading marketer of branded products that include over-the-counter, nutritional lines, and prescription products, primarily for people with diabetes. The Health Care Products Division is composed of six products lines which account for all of its sales.

These product lines, in order of sales, are:

- Diabetic Tussin® cough products
- Zostrix® pain relief products
- DiabetiDerm® dermatological products
- Multibetic® multi-vitamins
- DiabetiSweet® sugar substitutes
- DiabetiTrim® weight management products

The Diabetic Tussin® line accounted for greater than half of Health Care Products sales.

In July 2005, the Company acquired the US rights to the brands Zostrix® and Zostrix® HP, topical analgesic creams from Rodlen Laboratories, Inc.

HCP launched the following products this year:

- DiabetiDerm® Heal and Toe Cream
- DiabetiDerm® Professional Strength Foot Rejuvinating Cream (sold through podiatrists)

Branded Prescription Products

Hi-Tech sells two branded prescription products, Naprelan® and Tanafed® DMX.

We acquired Naprelan®, which is currently sold in both 375mg and 500 mg strengths, from Elan Pharmaceuticals in June 2004. We sell the 500mg strength ourselves and have a marketing arrangement with Blansett Pharmacal to sell the 375mg strength.

Hi-Tech acquired Tanafed® DMX from First Horizon in December 2005.

Growth Strategy

Management believes that growth in the generic pharmaceutical industry is driven by several factors which should continue in the coming years. These factors include:

- The increasing number of branded pharmaceutical products that have lost or will lose patent protection
- Efforts by federal and state governments, employers, third-party payors and consumers to control health care costs
- The aging of the U.S. population
- Increased acceptance of generic products by physicians, pharmacists and consumers

Management hopes to exploit these macroeconomic trends by making strategic decisions which will result in the Company's growth. Our growth strategy is based on the following:

- Increase the number of new product introductions by expanding our research and development efforts and increasing our ANDA submissions

- Increase market share for our core prescription generic products by adding new customers and adding products at existing customers
- Continue to develop and license branded products with a focus on niche markets, such as diabetes care and related areas, such as podiatry
- Acquire products and businesses that management believes can contribute to the Company's growth strategy
- Leverage our manufacturing capabilities primarily focusing on the development of liquid and semi-solid dosage forms and products requiring sterile manufacturing

Product Development Strategy

We have identified over $4 billion of brand name drugs in the liquid, sterile, and semi-solid dosage forms which will lose patent protection over the next five years. We are currently developing drugs with total branded sales of over $2 billion and plan to take advantage of this opportunity.

Our product development strategy focuses on products in the following areas:

- Products that will have limited competition due to smaller market size but can generate long term revenues
- Drugs with significant volume and high annual sales
- Products that are difficult to bring to market and more likely to face limited competition, enabling us to earn higher margins for a longer period of time. These opportunities include nasal sprays and sterile products, including ophthalmics
- Products with patents that we believe we can successfully challenge through the patent challenge process of the Hatch-Waxman Act

Research and Development

The Company obtains new generic pharmaceutical products primarily through internal product development and from strategic arrangements with other pharmaceutical companies.

For the fiscal years ended April 30, 2006 and 2005, total R&D expenditures were $3,334,000 and $4,373,000, respectively. The decrease is primarily the result of expenditures on clinical studies for Fluticasone propionate nasal spray, the generic equivalent of GlaxoSmithKline's Flonase® in the prior year. The Company submitted an ANDA for Fluticasone to the FDA in February 2005.

Including Fluticasone, we have 12 ANDA applications pending at the FDA that address over $2 billion in annual product sales in the United States in 2005 according to IMS Health. The Company does not know when any of these products will be approved but expects that the approval time for Fluticasone will be longer than the current 20 month average approval time for ANDAs, reported by the FDA.

Customers and Marketing

We market our products to chain drug stores, drug wholesalers, managed care purchasing organizations, certain Federal government agencies, generic distributors, mass merchandisers and mail order pharmacies. We sell our generic products to over 100 active accounts located throughout the United States. For the fiscal year ended April 30, 2006, McKesson Corporation and Cardinal Health accounted for net sales of approximately 17% and 12%, respectively. These customers represented approximately 43% of the outstanding accounts receivable at April 30, 2006. Our top five customers accounted for approximately 55% and 52% of the Company's total sales for the fiscal years ended April 30, 2006 and 2005, respectively. If any of our top five customers discontinues or substantially reduces its purchases from the Company, it may have a material adverse effect on our business and financial condition. We believe, however, that we have good relationships with our customers.

We utilize our state of the art manufacturing facilities and laboratories to offer contract manufacturing services to our existing as well as potential customers.

We market HCP brands using various marketing strategies which include professional and consumer sampling programs, telemarketing, blast fax programs, coupon promotions, contemporary packaging, print media, radio, direct response advertising and in store promotions. We also have placed a significant emphasis on the use of the internet as a vehicle to promote our brands and emphasize our Company's goal of helping people with diabetes live a healthier life. We view the internet as an effective vehicle to educate people with diabetes about making good decisions in helping manage their condition. Our websites are registered under the domain names of diabeticproducts.com and Zostrix.com, which are linked to most search engines and diabetic based websites.

Health Care Products currently employs 11 full time employees in sales and marketing and 12 independent commission sales representative organizations.

We are focused on growth and will continue to develop new branded and generic products as well as devise new marketing strategies to penetrate our markets. In order to maximize our future growth and shareholder value, we are seeking to complement this internal effort by acquiring products for future marketing, as well as licensing rights to proprietary products and technologies for development and commercialization. We will place increasing emphasis on establishing co-development and co-marketing agreements with strategic partners.

Manufacturing

Our manufacturing facilities are designed to be flexible in order to allow for the low cost production of a variety of products of different dosages, sizes, packaging and quantities while maintaining a high level of quality and customer service. This flexible production capability allows us to adjust on-line production in order to meet customer requirements. During the year, we put into service the new sterile packaging line and narcotic production line that had been purchased in the previous fiscal year.

Facilities

We operate from five buildings owned by the Company on one site in Amityville, New York, totaling approximately 160,000 square feet. Additionally, the Company purchased a 35,000 square foot facility in April 2006 to house additional production and office space. The acquired building will be renovated during the 2007 fiscal year and will be in place to meet anticipated growth needs in the coming years. The Company began construction of a 2,000 square foot addition to our 369 Bayview building to house our growing operations staff.

Raw Materials/Active Pharmaceutical Ingredients

The active compounds for our products, also called active pharmaceutical ingredients or APIs, are purchased from specialized manufacturers and are essential to our business and success. API manufacturers are required to file a Drug Master File with the FDA. Each individual API must be approved by the FDA as part of the ANDA approval process. API manufacturers are also regularly inspected by the FDA.

In some cases, the raw materials used to manufacture pharmaceutical products are only available from a single FDA-approved supplier. Even when more than one supplier exists, the Company may elect to list, and in most cases has only listed, one supplier in its applications with the FDA. Any change in a supplier not previously approved must then be submitted through a formal approval process with the FDA.

It is crucial for the business to select suppliers that meet Current Good Manufacturing Practices ("cGMP") requirements, are reliable and offer competitive prices. We are proactive in maintaining good relationships with our API suppliers because we believe that these relationships allow us to save crucial time and be cost competitive. For new products in development, the timely selection of the right API suppliers who have access to cutting-edge chemical and process technologies, and in some cases offer proprietary and patented methods for chemical synthesis and manufacturing processes, can potentially give us a significant advantage over our competitors.

We believe we have good, cooperative working relationships with our suppliers and are not experiencing any difficulty in obtaining raw materials. If a supplier were unable to supply us, we believe we could locate an alternative supplier. However, any change in suppliers of a raw material could cause significant delays and cost increases in the manufacture of products.

Competition

The market for generic pharmaceuticals is highly competitive. Our direct competition consists of numerous generic drug manufacturers, many of which have greater financial and other resources than we do. If one or more other generic pharmaceutical manufacturers significantly reduce their prices in an effort to gain market share, our profitability or market position could be adversely affected. Competition is based principally on price, quality of products, customer service levels, reputation and marketing support.

Seasonality

We experience seasonal variations in the demand for our cough and cold products. Therefore, no one quarter's performance can be used to indicate a full year results. Our revenues are typically lower during the first and fourth quarters of our fiscal year. We expect this seasonality to continue in the future.

Government Regulation

FDA Oversight

Our products and facilities are subject to regulation by a number of Federal and state governmental agencies. The FDA, in particular, maintains oversight of our manufacturing process as well as the distribution of our products. Facilities, procedures, operations and/or testing of products are subject to periodic inspection by the FDA, the Drug Enforcement Administration and other authorities. In addition, the FDA conducts pre-approval and post-approval reviews and plant inspections to determine whether our systems and processes are in compliance with cGMP and other FDA regulations. Certain of our suppliers are subject to similar regulations and periodic inspections. We have had several FDA inspections including our most recent which took place in the fourth quarter of fiscal 2006. We believe the issues cited during the inspection have been adequately addressed by the Company.

A sponsor of a New Drug Application ("NDA") is required to identify in its application any patent that claims the drug or a use of the drug, which is the subject of the application. Upon NDA approval, the FDA lists the approved drug product and these patents in the Orange Book.

In addition to patent exclusivity, the holder of the NDA for the listed drug may be entitled to a period of non-patent, market exclusivity, during which the FDA cannot approve an application for a bioequivalent product. If the listed drug is a new chemical entity, the FDA may not accept an ANDA for a bioequivalent product for up to five years following approval of the NDA for the new chemical entity. If it is not a new chemical entity but the holder of the NDA conducted clinical trials essential to approval of the NDA or a supplement thereto, the FDA may not approve an ANDA for a bioequivalent product before expiration of three years. Certain other periods of exclusivity may be available if the listed drug is indicated for treatment of a rare disease or is studied for pediatric indications.

The FDA has extensive enforcement powers, including the power to seize noncomplying products, to seek court action to prohibit their sale and to seek criminal penalties for noncomplying manufacturers. Although it has no statutory power to force the recall of products, the FDA usually accomplishes a recall as a result of the threat of judicially imposed seizure, injunction and/or criminal penalties.

ANDA Process

Although many of the products we currently manufacture and market do not require prior specific approval of the FDA, certain products which we currently market and intend to market under our product development program require prior FDA approval using the ANDA procedure prior to being marketed. We currently have 31 approved products, 2 tentatively approved products, 12 products pending FDA approval, and 20 products in active development, of which the majority will require ANDA submissions.

The ANDA approval process is generally less time-consuming and complex than the NDA approval process. It generally does not require new preclincal and clinical studies because it relies on the studies establishing safety and efficacy conducted for the drug previously approved through the NDA process. The ANDA process does, however, occasionally, require one or more bioequivalency studies to show that the ANDA drug is bioequivalent to the previously approved drug. Bioequivalence compares the bioavailability of one drug product with that of referenced brand formulation containing the same active ingredient. When established, bioequivalency confirms that the rate of absorption and levels of concentration in the bloodstream of a formulation of the previously approved drug and the generic drug are equivalent. Bioavailability indicates the rate and extent of absorption and levels of concentration of a drug product in the bloodstream needed to produce the same therapeutic effect. Such studies are not generally required to be performed for solutions (oral, ophthalmic, or solutions for inhalation). Suspensions and certain types of topical products do require bioequivalency testing. In certain cases, such as nasal spray suspensions, clinical studies are required in addition to bioequivalency studies to show efficacy compared to the branded product. Such studies, though not as extensive as corresponding studies conducted by innovator companies as part of their NDA process, could require substantial funding.

The completion of a prospective product's formulation, testing and FDA approval generally takes several years. Development activities could begin several years in advance of the patent expiration date, and may include bioequivalency and clinical studies. Consequently, we are presently selecting and will continue to select and develop drugs we expect to market several years in the future.

The timing of final FDA approval of ANDA applications depends on a variety of factors, including whether the applicant challenges any listed patents for the drug and/or its use and whether the brand-name manufacturer is entitled to one or more statutory exclusivity periods. Pending the resolution of any such issues the FDA is prohibited from granting final approval to generic products. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block ANDAs from being approved on the patent expiration date. For example, the FDA may now extend the exclusivity of a product by six months past the date of patent expiry if the manufacturer undertakes studies on the effect of their product in children ("pediatric extension"). See "Patent Challenge Process."

Before approving a product, the FDA also requires that a company's procedures and operations conform to cGMP regulations, as defined in the U.S. Code of Federal Regulations. The Company must follow the cGMP regulations at all times during the manufacture of its products.

If the FDA concludes that all substantive ANDA requirements (chemistry, bioequivalency, labeling and manufacturing) have been satisfied, but a final ANDA approval cannot be granted because of patent or exclusivity-related considerations, the FDA may issue a tentative approval.

Patent Challenge Process

The Hatch-Waxman Act provides incentives for generic pharmaceutical manufacturers to challenge patents on branded pharmaceutical products, their methods of use and specific formulations, as well as to develop non-infringing forms of the patented subject matter. The purpose of the Hatch-Waxman Act is to stimulate competition by providing incentives to generic companies to introduce their products early, and at the same time to ensure that such suits are not frivolous.

If there is a patent listed in the FDA's Orange Book at the time of filing an ANDA with the FDA and the generic drug company intends to market the generic equivalent prior to the expiration of that patent, the generic company files with its ANDA a certification asserting that the patent is invalid, unenforceable and/or not infringed ("Paragraph IV certification"). After receiving notice from the FDA that its application is acceptable for filing, the generic company sends the patent holder and the holder of the New Drug Application ("NDA") for the brand-name drug a notice explaining why it believes that the patents in question are invalid, unenforceable or not infringed. Upon receipt of the notice from the generic company, the patent holder has 45 days during which to bring a patent infringement suit in federal district court against the generic company. The discovery, trial and appeals process in such suits can take several years and have high legal costs.

If a suit is commenced by the patent holder, the Hatch-Waxman Act provides for an automatic stay on the FDA's ability to grant final approval of the ANDA for the generic product. The period during which the FDA may not approve the ANDA and the patent challenger therefore may not market the generic product is 30 months, or such shorter or longer period as may be ordered by the court. The 30-month period may or may not, and often does not, coincide with the timing of the resolution of the lawsuit or the expiration of a patent, but if the patent challenge is successful or the challenged patent expires during the 30-month period, the FDA may approve the generic drug for marketing, assuming there are no other obstacles to approval such as exclusivities given to the NDA holder.

Under the Hatch-Waxman Act, the developer of a proposed generic drug which is the first to have its ANDA accepted for filing by the FDA, and whose filing includes a Paragraph IV certification, may be eligible to receive a 180-day period of generic market exclusivity. This period of market exclusivity may provide the patent challenger with the opportunity to earn a return on the risks taken and its legal and development costs and to build its market share before competitors can enter the market.

Medicaid and Medicare

Medicaid, Medicare and other reimbursement legislation or programs govern reimbursement levels and require all pharmaceutical manufacturers to rebate a percentage of their revenues arising from Medicaid-reimbursed drug sales to individual states. The required rebate is currently 11% of the average manufacturer's price for sales of Medicaid-reimbursed products marketed under ANDAs. We believe that federal or state governments may continue to enact measures aimed at reducing the cost of drugs to the public. For example, Congress passed the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, which provides a comprehensive pharmacy benefit for Medicare recipients.

DEA

Because the Company sells and develops products containing controlled substances, it must meet the requirements and regulations of the Controlled Substances Act which are administered by the Drug Enforcement Agency ("DEA"). These regulations include stringent requirements for manufacturing controls and security to prevent diversion of or unauthorized access to the drugs in each stage of the production and distribution process. We have the approval of the DEA to sell certain generic pharmaceutical products containing narcotics. We are currently manufacturing 8 preparations containing narcotics and are developing other products that contain narcotics. In order to manufacture and sell products containing narcotics, we have implemented stringent security precautions to insure that the narcotics are accounted for and properly stored. We believe that the Company is currently in compliance with all applicable DEA requirements.

Environment

We believe that our operations comply in all material respects with applicable laws and regulations concerning the environment. While it is impossible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not expected to have, a material adverse effect on our earnings or competitive position.

Product Liability

The sale of pharmaceutical products can expose the manufacturer of such products to product liability claims by consumers. A product liability claim, if successful and in excess of our insurance coverage, could have a material adverse effect on our financial condition. We maintain a product liability insurance policy which provides coverage in the amount $10,000,000 per claim and in the aggregate.

Employees

As of April 30, 2006, we employed 224 full-time persons and 22 part-time persons, of whom 31 were engaged in executive, financial and administrative capacities; 22 in marketing, sales and service; 120 full-time employees and 22 part-time employees in production warehousing and distribution; and 51 in research and development and quality control functions. We are not a party to a collective bargaining agreement. The management of the Company considers its relations with its employees to be satisfactory.

Available Information

The Company maintains a website at http://www.hitechpharm.com. We make available on the website, free of charge, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, as soon as is reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. We are not including the information contained on or available through our website as a part of, or incorporating such information into, this Annual Report on Form 10-K.

Item 1A. Risk Factors

The following risk factors could have a material adverse effect on the Company's business, financial position or results of operations. These risk factors may not include all of the important factors that could affect our business or our industry or that could cause our future financial results to differ materially from historic or expected results or cause the market price of our common stock to fluctuate or decline.

Delays in New Product Introductions

Our future revenue growth and profitability are dependent upon our ability to develop and introduce new products on a timely basis in relation to our competitors' product introductions. Our failure to do so successfully could have a material adverse effect on our financial position and results of operations.

Many products require FDA approval prior to being marketed. The process of obtaining FDA approval to manufacture and market new and generic pharmaceutical products is rigorous, time-consuming, costly and largely unpredictable. We may be unable to obtain requisite FDA approvals on a timely basis for new generic products that we may develop. The timing and cost of obtaining FDA approvals could adversely affect our product introduction plans, financial position and results of operations.

The ANDA process often results in the FDA granting final approval to a number of ANDAs for a given product. We may face immediate competition when we introduce a generic product into the market. These circumstances could result in significantly lower prices, as well as reduced margins, for generic products compared to brand products. New generic market entrants generally cause continued price and margin erosion over the generic product life cycle.

Approved Products May Not Achieve Expected Levels of Market Acceptance

Our approved products may not achieve expected levels of market acceptance, which could have a material adverse effect on our profitability, financial position and results of operations. Even if we were able to obtain regulatory approvals of our new pharmaceutical products, generic or brand, the success of those products is dependent upon market acceptance. Levels of market acceptance for new products could be impacted by several factors, including:

- the availability of alternative products from our competitors
- the price of our products relative to that of our competitors
- the timing of our market entry
- the ability of our customers to market our products effectively to the retail level
- the acceptance of our products by government and private formularies

Some of these factors are not within our control. New products may not achieve expected levels of market acceptance. Additionally, continuing studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others. Such studies, which increasingly employ sophisticated methods and techniques, can call into question the utilization, safety and efficacy of previously marketed products. In some cases, these studies have resulted, and may in the future result, in the discontinuance of product marketing. These situations, should they occur, could have a material adverse effect on our profitability, financial position and results of operations.

Industry is Highly Competitive

We face competition from other pharmaceutical manufacturers that threatens the commercial acceptance and pricing of our products, which could have a material adverse effect on our business, financial position and results of operations.

Our competitors may be able to develop products and processes competitive with or superior to our own for many reasons, including that they may have:

- proprietary processes or delivery systems
- larger research and development staffs
- larger sales and marketing staffs
- larger production capabilities
- more products
- more experience in developing new drugs and greater financial resources

Each of these factors and others could have a material adverse effect on our business, financial position and results of operations.

Government Regulation

Because the pharmaceutical industry is heavily regulated, we face significant costs and uncertainties associated with our efforts to comply with applicable regulations. Should we fail to comply, we could experience material adverse effects on our business, financial position and results of operations.

The pharmaceutical industry is subject to regulation by various federal and state governmental authorities. For instance, we must comply with FDA requirements with respect to the manufacture, labeling, sale, distribution, marketing, advertising, promotion and development of pharmaceutical products. Failure to comply with FDA and other governmental regulations can result in fines, disgorgement, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production and/or distribution, suspension of FDA's review of ANDAs, enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the FDA also has the authority to revoke previously granted drug approvals. Although we have internal regulatory compliance programs and policies and have had a favorable compliance history, there is no guarantee that we may not be deemed to be deficient in some manner in the future. If we were deemed to be deficient in any significant way, it could have a material adverse effect on our business, financial position and results of operations.

In addition to the new drug approval process, the FDA also regulates the facilities and operational procedures that we use to manufacture our products. We must register our facilities with the FDA. All products manufactured in those facilities must be made in a manner consistent with current Good Manufacturing Practices ("cGMP"). Compliance with cGMP regulations requires substantial expenditures of time, money and effort in such areas as production and quality control to ensure full technical compliance. Failure to comply with cGMP regulations could result in an enforcement action brought by the FDA, which periodically inspects our manufacturing facilities for compliance, which could include withholding the approval of ANDAs or other product applications of a facility if deficiencies are found at that facility. FDA approval to manufacture a drug is site-specific. If the FDA would cause our manufacturing facilities to cease or limit production, our business could be adversely affected. Delay and cost in obtaining FDA approval to manufacture at a different facility also could have a material adverse effect on our business, financial position and results of operations.

We are subject, as are generally all manufacturers, to various federal, state and local laws of general applicability, such as laws regulating working conditions, as well as environmental protection laws and regulations, including those governing the discharge of materials into the environment. Although we have not incurred significant costs associated with complying with such environmental provisions in the past, if changes to such environmental provisions are made in the future that require significant changes in our operations or if we engage in the development and manufacturing of new products requiring new or different environmental controls, we may be required to expend significant funds. Such changes could have a material adverse effect on our business, financial position and results of operations.

Limited Number of Major Customers

Our top 5 customers, based on sales, accounted for 55% of our total sales for fiscal 2006. Any significant reduction of business with any of our top 5 customers could have a material adverse effect on our business, financial position and results of operations.

Third Party Suppliers

Active pharmaceutical ingredients, packaging components, and other materials and supplies that we use in our pharmaceutical manufacturing operations, as well as certain finished products, are generally available and purchased from many different foreign and domestic suppliers. Additionally, we maintain sufficient raw materials inventory, and in certain cases where we have listed only one supplier in our applications with the FDA, we have received FDA approval to use alternative suppliers should the need arise. However, there is no guarantee that we will always have timely and sufficient access to a critical raw material or finished product. A prolonged interruption in the supply of a single-sourced active ingredient or finished product could cause our financial position and results of operations to be materially adversely affected.

Limited Number of Manufacturing Facilities

Our generic products and some of our branded products are produced at our two manufacturing facilities located at one site. A significant disruption at these facilities, even on a short-term basis, could impair our ability to produce and ship products to the market on a timely basis, which could have a material adverse effect on our business, financial position and results of operations.

Consolidation of Customers

A significant amount of our sales are made to a relatively small number of drug wholesalers, retail drug chains, managed care purchasing organizations, mail order pharmacies and hospitals. These customers represent an essential part of the distribution chain of generic pharmaceutical products. These customers have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing our business. Additionally, the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions potentially enable those groups to attempt to extract price discounts on our products. The result of these developments may have a material adverse effect on our business, financial position and results of operations.

Indemnification Obligations

In the normal course of business, we periodically enter into employment, legal settlements, and other agreements which incorporate indemnification provisions. We maintain insurance coverage which we believe will effectively mitigate our obligations under these indemnification provisions. However, should our obligation under an indemnification provision exceed our coverage or should coverage be denied, it could have a material adverse effect on our business, financial position and results of operations.

Uncertainties of Estimates and Assumptions

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Any changes in estimates, judgments and assumptions used could have a material adverse effect on our business, financial position and results of operations.

The financial statements included in the periodic reports we file with the Securities and Exchange Commission ("SEC") are prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP involves making estimates of expenses and income. This includes, but is not limited to, estimates, judgments and assumptions used in the adoption of the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and SFAS

No. 123, as amended, Accounting for Stock-Based Compensation. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our business, financial position and results of operations.

Website Access to Filings with the Securities and Exchange Commission

Additional information about the Company is available on our website at www.hitechpharm.com. All of our electronic filings with the SEC including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are available on our website free of charge as soon as reasonably practicable after they are electronically filed with and furnished to the SEC. Our SEC filings are also available through the SEC's website at www.sec.gov. Information contained on our website is not incorporated by reference in the Annual Report on Form 10-K and shall not be deemed "filed" under the Securities Exchange Act of 1934.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None

ITEM 2. PROPERTIES.

Our executive offices and manufacturing facilities are owned by the Company and located in Amityville, New York. They are comprised of six buildings with approximately 197,000 square feet, and include:

- A 42,000 square foot facility dedicated to liquid and semi-solid production, which includes a 2,000 square foot addition currently under construction
- A 28,000 square foot facility housing a sterile manufacturing facility, DEA manufacturing, chemistry and microbiology laboratories
- A 62,500 square foot facility used for the warehousing of finished goods which also houses our Health Care Products Division
- A 21,500 square foot facility with 3,500 square feet of research and development space and 18,000 square feet of warehouse space
- An 8,000 square foot office building which is utilized for administrative functions
- A 35,000 square foot facility acquired in April 2006 with mixed office, laboratory and manufacturing space which will be renovated prior to use

We believe that our properties are adequately covered by insurance and are suitable and adequate for our needs for several years.

ITEM 3. LEGAL PROCEEDINGS.

On January 18, 2006, Merck & Co., Inc. filed complaints against the Company in the United States District Court for the District of New Jersey, alleging infringement of Merck's U.S. Patent No.4,797,413, based on the Company's submission to the FDA of ANDAs Nos. 77-846 and 77-847 to obtain approval for generic versions of Merck's TRUSOPT® and COSOPT® products, which are used for the treatment of elevated intraocular pressure in patients with ocular hypertension or open-angle glaucoma. Merck seeks a permanent injunction against the Company to prevent its manufacture and sale of its generic version of Merck's products until April 28, 2008, which Merck contends is the date on which its patent will expire. The Company filed answers to the complaints on March 1, 2006, and a motion to dismiss, contending that, due to Merck's filing of a terminal disclaimer, its patent was not enforceable after December 12, 2004. Merck filed a cross-motion for judgment on the pleadings. On April 25, 2006, the court granted Merck's motion and entered a judgment enjoining the Company's commercial manufacture, use, offer to sell, or sale within the United States, or importation into the United States, of products covered by Merck's patent, until April 28, 2008. On May 1, 2006, the Company filed an appeal from that judgment to the U.S. Court of Appeals for the Federal Circuit. Legal costs in connection with this appeal are being paid for by a business partner. The Company has no obligation to repay or otherwise issue any credit to such partner for such legal costs.

On November 24, 2003, MedPointe Healthcare, Inc. ("MedPointe") filed a complaint against the Company in the United States District Court for the District of New Jersey, alleging willful infringement by the Company of MedPointe's United States Patent No. 6,417,206, based on the Company's offer to sell its Tannate 12-DS product, as a generic equivalent to MedPointe's Tussi-12® DS. MedPointe brought a motion for preliminary injunction against the sale of Tannate 12-DS in November 2003. The district court granted that motion in March 2004, but the United States Court of Appeals for the Federal Circuit vacated that ruling in November 2004, finding that MedPointe had not demonstrated a likelihood of success on the merits of its case. Following the Federal Circuit's ruling, Hi-Tech began selling Tannate 12 DS and has continued to do so since then. Discovery in the case has now been completed, but no date for trial has been set. If MedPointe is successful in its claim against the Company, the Company will be enjoined from further sales of its Tannate12-DS product, and be liable for the payment of damages, which may be subject to trebling. The Company, however, has a claim against MedPointe based on the bond MedPointe posted to obtain the preliminary injunction, against which the Company can recover if it is successful in its defense.

The Company also filed, in May 2000, a complaint against Jame Fine Chemicals, Inc., D/B/A JFC Technologies, Inc. and MedPointe in the United States District Court for the District of New Jersey which has asserted in various claims, including claims of breach of contract, breach of the covenant of good faith and fair dealing, tortious interference with current and perspective contractual relations and for violation of Section 1 of the Sherman Antitrust Act. The Company is claiming compensatory damages, which claim is subject to trebling. The Company is further seeking an award of punitive damages against MedPointe. Fact discovery in the litigation concluded on August 1, 2005. The case is anticipated to go on trial in the latter part of 2006.

The Company believes that these litigation matters will not have a material effect on the financial position of the Company.

From time to time, the Company becomes involved in various legal matters in addition to the above described matters that the Company considers to be in the ordinary course of business. While the Company is not presently able to determine the potential liability, if any, related to such matters, the Company believes none of such matters, individually or in the aggregate, will have a material adverse effect on its financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of security holders during the quarter ended April 30, 2006.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

The Company's common stock is traded on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol HITK.

The following table sets forth the high and low closing sales prices per share of the Company's common stock for the periods indicated on the NASDAQ National Market System. The quotations are inter-dealer prices, without retail mark-up, mark-down or commissions paid, and may not necessarily reflect actual transactions.

Quarter Ended (a)	High	Low
Fiscal 2005		
July 31, 2004	$ 14.69	$ 9.38
October 31, 2004	11.47	9.04
January 31, 2005	13.00	10.57
April 30, 2005	18.27	10.21
Fiscal 2006		
July 31, 2005	23.39	15.76
October 31, 2005	25.03	16.41
January 31, 2006	31.63	24.52
April 30, 2006	28.20	22.64

As of July 12, 2006 the closing price of the Common Stock on the Nasdaq National Market System was $18.20.

(a) Adjusted to reflect a three for two stock split distributed in January 2006

Recent Sales of Unregistered Shares

The table below sets forth, as of the end of the fiscal year ended April 30, 2006, for the Hi-Tech Pharmacal Co., Inc. Employee Stock Option Plan and Director Stock Option Plan ("Plan") the number of securities to be issued upon the exercise of outstanding options, warrants and rights; the weighted-average exercise price of the outstanding options warrants and rights; and the number of securities remaining for future issuance under the Plan:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holder	4,297,000	$ 5.65	1,160,000
Equity compensation plans not approved by security holders	—	—	—
Total	4,297,000	$ 5.65	1,160,000

There are no Company equity compensation plans not approved by the Company's stockholders.

UNREGISTERED SALES OF EQUITY SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans (1)
02/01/06 – 02/28/06	0	$ 0	0	$ 5,054,000
03/01/06 – 03/31/06	0	$ 0	0	$ 5,054,000
04/01/06 – 04/31/06	0	$ 0	0	$ 5,054,000

(1) In August 2004, the Company's Board of Directors authorized the repurchase of up to an additional $10 million of the Company's common stock. Pursuant to the terms of a Rule 10b5-1 stock repurchase plan, these repurchases may be made from time to time in the open market or in private transactions as market conditions dictate. The Board of Directors previously authorized a total of $3 million for the Company's repurchase program which has been fully utilized to repurchase approximately 660,000 shares of the Company's common stock.

Common Stock Holders

The Company believes there are approximately 4,000 holders of Common Stock, not including shares held in street name by brokers and nominees.

Dividends

The Company has never declared or paid any cash dividends, and it does not anticipate that it will pay cash dividends in the foreseeable future. The declaration of dividends by the Company in the future is subject to the sole discretion of the Company's Board of Directors and will depend upon the operating results, capital requirements and financial position of the Company, general economic conditions and other pertinent conditions or restrictions relating to any financing. The Company's loan agreement prohibits the payment of cash dividends by the Company.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data presented below for the five years ended April 30, 2006 are derived from the audited financial statements of the Company. This data is qualified in its entirety by reference to, and should be read in conjunction with,

Management's Discussion and Analysis of Financial Condition and Results of Operations and the Company's financial statements and related notes thereto for the years ended April 30, 2006, 2005, 2004.

YEAR ENDED APRIL 30	2006	2005	2004	2003	2002
Statement of operations data					
Net sales	$ 78,020,000	$ 67,683,000	$ 56,366,000	$ 47,446,000	$ 33,282,000
Costs and expenses:					
Costs of goods sold	35,833,000	31,360,000	26,207,000	23,508,000	17,507,000
Research and development	3,334,000	4,373,000	3,820,000	2,095,000	1,747,000
Selling, general and administrative	23,210,000	19,574,000	16,758,000	13,262,000	8,941,000
Contract research (income)	(27,000)	(50,000)	(504,000)	(216,000)	(368,000)
Interest expense	12,000	24,000	24,000	32,000	55,000
Interest (income) and other	(1,937,000)	(655,000)	(281,000)	(205,000)	(202,000)
Total	$ 60,425,000	$ 54,626,000	$ 46,024,000	$ 38,476,000	$ 27,680,000
Income before provision for income taxes	17,595,000	13,057,000	10,342,000	8,970,000	5,602,000
Provision for income taxes	6,142,000	4,769,000	3,750,000	3,243,000	2,089,000
Net income	$ 11,453,000	$ 8,288,000	$ 6,592,000	$ 5,727,000	$ 3,513,000
Basic earnings per share(1)	$ 0.96	$ 0.70	$ 0.56	$ 0.55	$ 0.53
Diluted earnings per share(1)	$ 0.85	$ 0.64	$ 0.50	$ 0.50	$ 0.48
Weighted average common shares outstanding(1):					
Basic earnings per share(1)	11,939,000	11,858,000	11,809,000	10,340,000	6,690,000
Effect of potential common shares(1)	1,465,000	1,130,000	1,478,000	1,216,000	686,000
Diluted earnings per share(1)	13,404,000	12,988,000	13,287,000	11,556,000	7,376,000

APRIL 30,	2006	2005	2004	2003	2002
Balance sheet data:					
Working capital	$ 65,234,000	$ 54,021,000	$ 55,772,000	$ 24,085,000	$ 17,937,000
Total assets	$ 100,379,000	$ 81,612,000	$ 75,552,000	$ 43,828,000	$ 33,072,000
Long-term debt	0	0	0	0	$ 62,000
Stockholders' equity	$ 88,442,000	$ 69,665,000	$ 66,788,000	$ 35,040,000	$ 26,111,000

(1) Restated to reflect 3 for 2 stock split distributed in January 2006.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Report.

The following table sets forth, for all periods indicated, the percentage relationship that items in the Company's Statements of Operations bear to net sales.

	YEAR ENDED APRIL 30		
	2006	2005	2004
Net Sales	100%	100.0%	100.0%
Cost of Sales	45.9%	46.3%	46.5%
Gross profit	54.1%	53.7%	53.5%
Selling, general & administrative expense	29.7%	29.0%	29.7%
Research & development costs	4.3%	6.5%	6.8%
Contract research (income)	0.0%	-0.1%	-0.9%
Interest expense	0.0%	0.0%	0.0%
Interest (income) and other	-2.5%	-1.0%	-0.5%
Total expenses	31.5%	34.4%	35.1%
Income before tax provision	22.6%	19.3%	18.4%
Income tax provision	7.9%	7.0%	6.7%
Net income	14.7%	12.3%	11.7%

RESULTS OF OPERATIONS FOR YEARS ENDED APRIL 30, 2006 AND 2005

For the fiscal year ended April 30, 2006 ("Fiscal 2006"), net sales increased by $10,337,000, or 15% to $78,020,000 from $67,683,000 for the fiscal year ended April 30, 2005 ("Fiscal 2005"). The increase was primarily the result of the successful introduction of new products into the marketplace including Acyclovir, L-Carnitine and Urealac cream and the acquisition of Zostrix® and Tanafed® DMX. These increases were partially offset by sales decreases of certain in-line products due to pricing competition and a weaker than usual cold and flu season.

Generic pharmaceutical products, which include private label contract manufacturing, had net sales for Fiscal 2006 of $64,568,000, an increase of $7,325,000, or 13%, compared to $57,243,000 in Fiscal 2005. The increase resulted from the introduction of Acyclovir, L-Carnitine and Urealac cream which were partially offset by weaker demand for cold and flu products and the price decreases of several in-line products.

Health Care Products Division, which markets the Company's branded products, had net sales of $9,767,000 and $8,325,000 for Fiscal 2006 and 2005, respectively, with an increase of $1,442,000, or 17%. This increase is primarily the result of sales of the Zostrix® line of products which were acquired in July 2005.

For the year ended April 30, 2006, sales of branded prescription products including Naprelan® and Tanafed® DMX were approximately $3,685,000, an increase of $1,570,000 primarily due to sales of Tanafed® DMX which was purchased from First Horizon in December 2005.

Cost of sales, as a percentage of net sales, was relatively flat at 46% for Fiscal 2006 and for Fiscal 2005. Pricing decreases of in-line products were offset by strong gross margins of our newly launched and recently acquired products. In the generic drug industry, certain products may contribute significantly to a company's gross profit. The gross profit on these products may change as market conditions change.

Selling, general and administrative expenses, as a percentage of net sales, increased to 30% from 29%, an increase of $3,636,000 to $23,210,000 for Fiscal 2006 from $19,574,000 for Fiscal 2005. This change resulted principally from increased advertising and promotional spending for Zostrix®, increased legal fees and an increased amortization for intangibles relating to Naprelan®, Zostrix® and Tanafed® DMX. The Company incurred a non-cash pre-tax charge for options granted in 2001 and 2002 to a consultant who is a director of the Company in the amount of $237,000 for Fiscal 2006 compared to $130,000 in Fiscal 2005. This pre-tax charge was based, in part, on the market value of the Company's stock on the measurement date.

Research and development costs decreased to $3,334,000 or for Fiscal 2006 from $4,373,000 for Fiscal 2005 primarily as a result of expenses, incurred in the prior year, associated with developing Fluticasone propionate nasal spray, a generic version of Flonase® steroidal nasal spray which required both bioequivalency studies and clinical studies.

Interest income increased due to increases in the interest rates earned on marketable securities. Other income related to Marco-Hitech increased approximately $651,000, as the Company recognized the increase in value of this joint venture.

The effective tax rate for the Company decreased to 34.9% from 36.5%, because the Company utilized various tax credits related to prior years.

Net income increased 38% or $3,165,000 to $11,453,000 for Fiscal 2006 from net income of $8,288,000 for Fiscal 2005, due to increased sales, increased gross profit, lower research and development spending and higher interest and other income which were partially offset by higher selling, general, and administrative expenditures.

Diluted earnings per share for Fiscal 2006 were $0.85, up from $0.64, split adjusted, for the prior year due to the factors mentioned above.

RESULTS OF OPERATIONS FOR YEARS ENDED APRIL 30, 2005 AND 2004

For the fiscal year ended April 30, 2005 ("Fiscal 2005"), net sales increased by $11,317,000, or 20% to $67,683,000 from $56,366,000 for the fiscal year ended April 30, 2004 ("Fiscal 2004"). The increase was primarily the result of the successful introduction of new products into the marketplace including Tannate DEX/DMP, Tannate 12 DS, Tannate V DM, Urealac lotion and gel, Naprelan® and Prednisolone Sodium Phosphate EQ 15 mg base/5 ml oral solution, the authorized generic of Orapred®. Sales of Urea 40% Cream, and Lotion and gel, Sulfamethoxazole and Trimethoprim each accounted for approximately 10% of sales for Fiscal 2005.

Generic pharmaceutical products, which include private label contract manufacturing, had net sales for Fiscal 2005 of $57,243,000, an increase of $6,936,000, or 14%, compared to $50,307,000 in Fiscal 2004. The increase resulted from increased demand for cough and cold products and the successful introduction of new generic products into the marketplace in Fiscal 2005 which helped offset price decreases of several in-line products.

Health Care Products Division, which markets the Company's branded products, had net sales of $8,325,000 and $6,059,000 for Fiscal 2005 and 2004, respectively, with an increase of $2,266,000, or 37%. This increase is primarily the result of strong sales of Diabetic Tussin®, including the newly launched Diabetic Tussin® Nite Time Formula and Diabetiderm® products.

For the year ended April 30, 2006, sales of Naprelan® were approximately $2,115,000 which includes $113,000 of royalty income from the Company's arrangement with Blansett Pharmacal.

Cost of sales, as a percentage of net sales, was relatively flat at 46% for Fiscal 2005 and for Fiscal 2004. Pricing decreases of in-line products were offset by strong gross margins of our newly launched products. In the generic drug industry, certain products may contribute significantly to a company's gross profit. The gross profit on these products may change as market conditions change.

Selling, general and administrative expenses, as a percentage of net sales, decreased to 29% from 30%, but increased in dollars by $2,816,000. The increase to $19,574,000 for Fiscal 2005 from $16,758,000 for Fiscal 2004 resulted principally from increased professional fees related to patents, legal defenses, increased information technology support and costs incurred in connection with compliance with the Sarbanes-Oxley Act of 2002. The Company incurred a non-cash pre-tax charge for options granted in 2001 and 2002 to a consultant who is a director of the Company in the amount of $258,000 for Fiscal 2004 compared to $130,000 in Fiscal 2005. This pre-tax charge was based, in part, on the market value of the Company's stock on the measurement date.

Research and development costs increased to $4,373,000 or 14% for Fiscal 2005 from $3,820,000 for Fiscal 2004 as a result of, among other things, expenses associated with the filing of ANDAs with the FDA as well as development of non ANDA products for the Company. Expenses associated with developing Fluticasone propionate nasal spray, a generic version of Flonase® steroidal nasal spray which required both bioequivalency studies and clinical studies were incurred in both years. Expenses associated with developing this product totaled $2,098,000 in 2005.

The effective tax rate for the Company increased to 36.5% from 36.3% because the Company finished utilizing certain state tax credits.

Net income increased 26% or $1,696,000 to $8,288,000 for Fiscal 2005 from net income of $6,592,000 for Fiscal 2004, due to increased sales and gross profit, partially offset by higher research and development and selling, general, and administrative expenditures.

Diluted earnings per share for Fiscal 2005 were $0.64, up from $0.50 for the prior year due to the factors mentioned above and decreased shares outstanding, primarily due to the Company's stock buy-back program.

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations are historically financed principally by cash flow, from operations. At April 30, 2006 and April 30, 2005, working capital was approximately $65,234,000 and $54,021,000, respectively. The increase of $11,213,000 was primarily due to earnings from operations which were partially offset by capital expenditures, including the purchase of a new building for future expansion, and the purchases of the Zostrix® and Tanafed® DMX.

Cash flows from operating activities were approximately $13,079,000, which was the result of net income and depreciation and amortization of $14,069,000 partially offset by an increase in accounts receivable of $1,115,000.

Cash flows used in investing activities were approximately $24,704,000 and were principally payments for investments in marketable securities fixed assets and the acquisition of the Zostrix® and Tanafed® DMX. Cash flows from financing activities were $3,010,000 which was primarily due to the net proceeds of the exercise of incentive stock options.

Subsequent to the year end in May 2006 the Company entered into a three year $10,000,000 revolving credit facility. The revolving credit facility bears interest at a rate elected by the Company equal to the Prime Rate or the LIBOR plus 0.75%. Loans are collateralized by inventory, accounts receivable and other assets. The agreement contains covenants with respect to working capital, net worth and certain ratios, as well as other covenants and prohibits the payment of cash dividends.

On July 12, 2005, the Company acquired the US rights to the brands Zostrix® and Zostrix® HP, topical analgesic creams from Rodlen Laboratories, Inc. Hi-Tech paid $4,300,000 in cash to Rodlen Laboratories Inc. during the fiscal year and paid an additional $100,000 subsequent to the fiscal year end. Hi-Tech acquired finished goods and raw material inventory for approximately $400,000. In addition, the Company incurred closing costs in connection with this transaction.

On December 30, 2005, the Company acquired the rights to Tannafed® and Tanafed® DMX from First Horizon Pharmaceutical Corporation for $500,000 and the payment of royalties on future sales.

The Company believes that its financial resources consisting of current working capital, anticipated future operating revenue and its credit line will be sufficient to enable it to meet its working capital requirements for at least the next 12 months.

In May 1997, the Company announced a stock buy-back program under which the Board of Directors authorized the purchase of up to $1,000,000 of its common stock. In November 2003, the Company increased the stock buy-back program to an aggregate of $3,000,000. In August 2004, the Company's Board of Directors authorized the repurchase of up to an additional $10,000,000 of the Company's common stock. As of April 30, 2006, the Company has purchased 1,101,000 shares at a cost of $7,946,000. In the fiscal year ended 2006 the Company did not purchase any shares.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting Changes and Error Corrections – In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS No. 154"). SFAS No. 154 replaces APB No. 20, *Accounting Changes*, and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for the accounting for, and reporting of, a change in accounting principles. SFAS No. 154 applies to all voluntary changes in accounting principles and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company believes that the adoption of this pronouncement will not have a material effect on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment", which requires all share-based payments to employees, including grants of employee stock options ("SFAS 123R"), to be recognized in the income statement as an operating expense, based on their fair values. Pro forma disclosure is no longer an alternative. That cost will be recognized as compensation expense over the service period, which would normally be the vesting period of the options. SFAS No. 123R will be effective for the Company for the fiscal year beginning May 1, 2006. Accordingly, it is expected that the adoption of SFAS 123R's fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. The actual impact of SFAS 123R will depend on levels of share-based payments granted in the future and unvested options outstanding at April 30, 2006.

Upon adoption of SFAS 123R, the Company will be required to include as part of cash flows from financing activities the benefit of tax deductions related to stock-based compensation in excess of the grant date fair value of the options exercised during the period. Prior to the adoption of SFAS 123R, the Company has presented tax benefits from stock-based compensation as cash flow from operating activities.

CRITICAL ACCOUNTING POLICIES

In preparing financial statements in conformity with generally accepted accounting principles in the United States of America, we are required to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the reporting period covered thereby. As a result, these estimates are subject to an inherent degree of uncertainty. We base our estimates and judgments on our historical experience, the terms of existing contracts, our observance of trends in the industry, information that we obtain from our customers and outside sources, and on various assumptions that we believe to be reasonable and appropriate under the circumstances, the results of which form the basis for making judgments which impact our reported operating results and the carrying values of assets and liabilities. These assumptions include but are not limited to the percentage of new products which may have chargebacks and the percentage of items which will be subject to price decreases. Actual results may differ from these estimates. Our significant accounting policies are more fully described in Note A to our financial statements.

Revenue recognition and accounts receivable, adjustments for returns and price adjustments, allowance for doubtful accounts and carrying value of inventory represent significant estimates made by management.

Revenue Recognition and Accounts Receivable: Revenue is recognized for product sales upon shipment and when risk is passed to the customer and when estimates of discounts, rebates, promotional adjustments, price adjustments, returns, chargebacks, and other potential adjustments are reasonably determinable, collection is reasonably assured and the Company has no further performance obligations. These estimates are presented in the financial statements as reductions to net revenues and accounts receivable. Estimated sales returns, allowances and discounts are provided for in determining net sales. Contract research income is recognized as work is completed and billable costs are incurred. In certain cases, contract research income is based on attainment of designated milestones.

Adjustments for Returns and Price Adjustments: Our product revenues are typically subject to agreements with customers allowing chargebacks, rebates, rights of return, pricing adjustments and other allowances. Based on our agreements and contracts with our customers, we calculate adjustments for these items when we recognize revenue and we book the adjustments against accounts receivable and revenue. Chargebacks, primarily from wholesalers, are the most significant of these items. Chargebacks result from arrangements we have with end users establishing prices for products for which the end user independently selects a wholesaler from which to purchase. A chargeback represents the difference between our invoice price to the wholesaler, which is typically stated at wholesale acquisition cost, and the end customer's contract price, which is lower. We credit the wholesaler for purchases by end customers at the lower price. Therefore, we record these chargebacks at the time we recognize revenue in connection with our sales to wholesalers.

The reserve for chargebacks is computed by analyzing the number of units sold for the past twenty-four months and the number of units sold through to retailers. The difference represents the inventory which could potentially have chargebacks due to wholesalers. This inventory is multiplied by the historical percentage of units that are charged back and by the price adjustment per unit to arrive at the chargeback accrual. This calculation is performed by product by customer. The Company currently obtains wholesaler inventory data for the wholesalers which represent over 95% of our chargeback activity. This data is used to verify the information calculated in the chargeback accrual, and, when management believes that it is the most accurate number, it is used in this calculation.

The calculated amount of chargebacks could be affected by other factors such as:

- A change in retail customer mix
- A change in negotiated terms with retailers
- Product sales mix at the wholesaler
- Retail inventory levels
- Changes in Wholesale Acquisition Cost (WAC)

The Company continually monitors the chargeback activity and adjusts the provisions for chargebacks when we believe that the actual chargebacks will differ from our original provisions.

Consistent with industry practice, the Company maintains a return policy that allows our customers to return product within a specified period. The Company's estimate for returns is based upon its historical experience with actual returns. While such experience has allowed for reasonable estimation in the past, history may not always be an accurate indicator of future returns. The Company continually monitors its estimates for returns and makes adjustments when it believes that actual product returns may differ from the established accruals.

Included in the adjustment for sales allowances and returns is a reserve for credits taken by our customers for rebates, return authorizations and other.

Sales discounts are granted for prompt payment. The reserve for sales discounts is based on invoices outstanding and assumes that 100% of available discounts will be taken.

Price adjustments, including shelf stock adjustments, are credits issued from time to time to reflect decreases in the selling prices of our products which our customer has remaining in its inventory at the time of the price reduction. Decreases in our selling prices are discretionary decisions made by us to reflect market conditions. Amounts recorded for estimated price adjustments are based upon specified terms with direct customers, estimated launch dates of competing products, estimated declines in market price and inventory held by the customer. The Company analyzes this on a case by case basis and makes adjustments to reserves as necessary.

The Company adequately reserves for chargebacks, discounts, allowances and returns in the period in which the sales takes place. No material amounts included in the provision for chargebacks and the provision for sales discounts recorded in the current period relate to sales made in the prior periods. The provision for sales allowances and returns includes reserves for items sold in the current and prior periods. The Company has substantially and consistently used the same estimating methods. We have refined the methods as new data became available. There have been no material differences between the estimates applied and actual results.

The Company determines amounts that are material to the financial statements in consideration of all relevant circumstances including quantitative and qualitative factors. Among the items considered is the impact on individual financial statement classification, operating income and footnote disclosures and the degree of precision that is attainable in estimating judgmental items.

The following table presents the roll forward of each significant estimate as of April 30, 2004, 2005 and 2006 and for the years then ended, respectively.

	Beginning Balance May 1	Current Provision	Actual Credits in Current Period	Ending Balance April 30
For the year ended April 30, 2004				
Chargebacks	$ 1,952,000	$ 13,694,000	$ (13,752,000)	$ 1,894,000
Sales Discounts	126,000	1,517,000	(1,436,000)	207,000
Sales Allowances & Returns	457,000	8,023,000	(6,757,000)	1,723,000
Total Adjustment for Returns & Price Allowances	$ 2,535,000	$ 23,234,000	$ (21,945,000)	$ 3,824,000
For the year ended April 30, 2005				
Chargebacks	$ 1,894,000	$ 18,070,000	$ (16,775,000)	$ 3,189,000
Sales Discounts	207,000	2,068,000	(1,895,000)	380,000
Sales Allowances & Returns	1,723,000	14,684,000	(10,899,000)	5,508,000
Total Adjustment for Returns & Price Allowances	$ 3,824,000	$ 34,822,000	$ (29,569,000)	$ 9,077,000
For the year ended April 30, 2006				
Chargebacks	$ 3,189,000	$ 19,986,000	$ (19,816,000)	$ 3,359,000
Sales Discounts	380,000	2,258,000	(2,335,000)	303,000
Sales Allowances & Returns	5,508,000	9,866,000	(11,633,000)	3,741,000
Total Adjustment for Returns & Price Allowances	$ 9,077,000	$ 32,110,000	$ (33,784,000)	$ 7,403,000

Allowance for Doubtful Accounts: We have historically provided credit terms to customers in accordance with what management views as industry norms. Financial terms, for credit-approved customers, are generally on either a net 30 or 60 day basis, though most customers are entitled to a prompt payment discount. Management periodically and regularly reviews customer account activity in order to assess the adequacy of allowances for doubtful accounts, considering factors such as economic conditions and each customer's payment history and creditworthiness. If the financial condition of our customers were to deteriorate, or if they were otherwise unable to make payments in accordance with management's expectations, we would have to increase our allowance for doubtful accounts.

Inventories: We state inventories at the lower of average cost or market, with cost being determined based upon the average method. In evaluating the inventory, management considers such factors as the amount of inventory on hand, estimated time required to sell existing inventory and expected market conditions, including levels of competition. We establish reserves for slow-moving and obsolete inventories based upon our historical experience, product expiration dates and management's assessment of current product demand.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of April 30, 2006 we were not involved in any unconsolidated transactions or off-balance sheet arrangements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company's existing credit facility bears interest at a rate selected by the Company equal to the Prime Rate or LIBOR plus 0.75%. This facility is exposed to market rate fluctuations and may impact the interest paid on any borrowings under the credit facility. Currently, the Company has no borrowings under this facility; however, an increase in interest rates would impact interest expense on future borrowings.

The Company invests in U.S. treasury notes, government asset backed securities and municipal securities, all of which are exposed to interest rate fluctuations. The interest earned on these investments may vary based on fluctuations in the interest rate.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Hi-Tech Pharmacal Co., Inc.

We have audited the accompanying balance sheets of Hi-Tech Pharmacal Company, Inc. (the "Company") as of April 30, 2006 and 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended April 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hi-Tech Pharmacal Co., Inc.'s internal control over financial reporting as of April 30, 2006, based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 30, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

EISNER LLP

New York, New York
June 30, 2006

HI-TECH PHARMACAL CO., INC.

BALANCE SHEETS

	April 30, 2006	April 30, 2005
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 18,512,000	$ 27,127,000
Investments in marketable securities – available for sale	25,000,000	10,000,000
Accounts receivable (less allowances for doubtful accounts of $350,000 at April 30, 2006 and 2005, respectively)	16,719,000	15,604,000
Inventory	9,130,000	8,849,000
Prepaid income taxes	2,030,000	
Deferred income taxes	2,716,000	2,211,000
Other current assets	1,098,000	1,014,000
TOTAL CURRENT ASSETS	**$ 75,205,000**	**$ 64,805,000**
Property and equipment, net	15,738,000	13,544,000
Other assets	1,607,000	328,000
Intangible assets, net	7,829,000	2,935,000
TOTAL	**$ 100,379,000**	**$ 81,612,000**
LIABILITIES		
CURRENT LIABILITIES:		
Accounts payable	$ 5,332,000	$ 5,410,000
Accrued expenses	4,639,000	5,184,000
Income taxes payable		190,000
TOTAL CURRENT LIABILITIES	**$ 9,971,000**	**$ 10,784,000**
Deferred income taxes	1,966,000	1,163,000
TOTAL LIABILITIES	**$ 11,937,000**	**$ 11,947,000**
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY (1)		
Preferred stock, par value $.01 per share; authorized 3,000,000 shares, none issued		
Common stock, par value $.01; authorized 50,000,000 shares, 13,289,000 and 12,771,000 shares issued at April 30, 2006 and 2005, respectively	133,000	128,000
Additional paid-in capital	47,195,000	40,315,000
Retained earnings	48,621,000	37,168,000
Accumulated other comprehensive income, net of tax	439,000	
Treasury stock, 1,101,000 shares of common stock, at cost April 30, 2006 and 2005	(7,946,000)	(7,946,000)
TOTAL STOCKHOLDERS' EQUITY	**$ 88,442,000**	**$ 69,665,000**
TOTAL	**$ 100,379,000**	**$ 81,612,000**

(1) The number of shares outstanding, per share amounts, common stock, and additional paid-in capital for all periods has been adjusted to reflect a three for two stock split distributed in January 2006.

See notes to Financial Statements

HI-TECH PHARMACAL CO., INC.

STATEMENTS OF OPERATIONS

	Year Ended April 30		
	2006	2005	2004
NET SALES	$ 78,020,000	$ 67,683,000	$ 56,366,000
Cost of goods sold	35,833,000	31,360,000	26,207,000
GROSS PROFIT	42,187,000	36,323,000	30,159,000
COST AND EXPENSES:			
Selling, general and administrative expense	23,210,000	19,574,000	16,758,000
Research and product development costs	3,334,000	4,373,000	3,820,000
Contract research (income)	(27,000)	(50,000)	(504,000)
Interest expense	12,000	24,000	24,000
Interest (income) and other	(1,937,000)	(655,000)	(281,000)
TOTAL	$ 24,592,000	$ 23,266,000	$ 19,817,000
Income before provision for income taxes	17,595,000	13,057,000	10,342,000
Provision for income taxes	6,142,000	4,769,000	3,750,000
NET INCOME	$ 11,453,000	$ 8,288,000	$ 6,592,000
BASIC EARNINGS PER SHARE (1)	$ 0.96	$ 0.70	$ 0.56
DILUTED EARNINGS PER SHARE (1)	$ 0.85	$ 0.64	$ 0.50
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC (1)	11,939,000	11,858,000	11,809,000
EFFECT OF POTENTIAL COMMON SHARES (1)	1,465,000	1,130,000	1,478,000
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, DILUTED (1)	13,404,000	12,988,000	13,287,000

(1) The number of shares outstanding, per share amounts, common stock, and additional paid-in capital for all periods has been adjusted to reflect a three for two stock split distributed in January 2006.

See notes to Financial Statements

HI-TECH PHARMACAL CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock at Cost	Total Stockholders' Equity	Comprehensive Income
BALANCE— APRIL 30, 2003	**11,157,000**	**$ 112,000**	**$ 13,441,000**	**$ 22,288,000**	**—**	**$ (801,000)**	**$ 35,040,000**	
Net income				6,592,000			6,592,000	
Exercise of options	132,000	1,000	360,000				361,000	
Issuance of stock	1,290,000	13,000	23,585,000				23,598,000	
Purchase of treasury stock						(197,000)	(197,000)	
Issuance of options for consulting			443,000				443,000	
Tax benefit from exercise of options			951,000				951,000	
BALANCE— APRIL 30, 2004	**12,579,000**	**$ 126,000**	**$ 38,780,000**	**$ 28,880,000**	**—**	**$ (998,000)**	**$ 66,788,000**	
Net income				8,288,000			8,288,000	
Exercise of options	192,000	2,000	565,000				567,000	
Purchase of treasury stock						(6,948,000)	(6,948,000)	
Issuance of options for consulting			273,000				273,000	
Tax benefit from exercise of options			697,000				697,000	
BALANCE— APRIL 30, 2005	**12,771,000**	**$ 128,000**	**$ 40,315,000**	**$ 37,168,000**	**—**	**$ (7,946,000)**	**$ 69,665,000**	
Net income				11,453,000			11,453,000	$ 11,453,000
Exercise of options	518,000	5,000	3,005,000				3,010,000	
Issuance of options for consulting			319,000				319,000	
Tax benefit from exercise of options			3,556,000				3,556,000	
Accumulated other comprehensive income, net of tax					$ 439,000		439,000	439,000
Total Comprehensive Income								$ 11,892,000
BALANCE— APRIL 30, 2006	**13,289,000**	**$ 133,000**	**$ 47,195,000**	**$ 48,621,000**	**$ 439,000**	**$ (7,946,000)**	**$ 88,442,000**	

(1) The number of shares outstanding, per share amounts, common stock and additional paid-in capital for all periods has been adjusted to reflect a three for two stock split distributed in January 2006.

See notes to Financial Statements

HI-TECH PHARMACAL CO., INC.

STATEMENTS OF CASH FLOWS

	Year ended April 30, 2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 11,453,000	$ 8,288,000	$ 6,592,000
Adjustments to reconcile net income to net cash provided by operating Activities:			
Depreciation and amortization	2,616,000	2,053,000	1,475,000
Issuance of options for consulting expense	237,000	130,000	258,000
Deferred income taxes	6,000	(1,529,000)	(111,000)
Tax benefit from exercise of options	3,556,000	697,000	951,000
Provision for doubtful accounts	—	75,000	5,000
CHANGES IN OPERATING ASSETS AND LIABILITIES:			
Accounts receivable	(1,115,000)	(5,830,000)	(4,245,000)
Inventory	(281,000)	(1,745,000)	(280,000)
Prepaid taxes / Taxes payable	(2,220,000)	1,229,000	842,000
Other current assets	(84,000)	263,000	(330,000)
Other assets	(548,000)	(75,000)	441,000
Accounts payable	(78,000)	880,000	(707,000)
Accrued expenses	(463,000)	2,651,000	682,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$ 13,079,000**	**$ 7,087,000**	**$ 5,573,000**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in marketable securities, net	(15,000,000)	5,000	(10,005,000)
Purchase of fixed assets	(4,150,000)	(2,980,000)	(2,225,000)
Purchase of intangible assets	(5,554,000)	(3,231,000)	
NET CASH (USED IN) INVESTING ACTIVITIES	**$ (24,704,000)**	**$ (6,206,000)**	**$ (12,230,000)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payments—long-term debt	—	—	(62,000)
Issuance of common stock and exercise of options	3,010,000	567,000	23,959,000
Purchase of treasury stock	—	(6,948,000)	(197,000)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**$ 3,010,000**	**$ (6,381,000)**	**$ 23,700,000**
NET(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(8,615,000)**	**(5,500,000)**	**17,043,000**
Cash and cash equivalents at beginning of year	27,127,000	32,627,000	15,584,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 18,512,000**	**$ 27,127,000**	**$ 32,627,000**
Supplemental disclosure of cash flow information			
Cash paid for: Interest	$ 12,000	$ 24,000	$ 24,000
Income taxes	$ 5,282,000	$ 4,370,000	$ 1,900,000

See notes to Financial Statements

HI-TECH PHARMACAL CO., INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE A) The Company and Summary of Significant Accounting Policies:

[1] Business:

Hi-Tech Pharmacal Co., Inc. (the "Company" or "Hi-Tech") manufactures and sells prescription and over-the-counter generic drugs, in liquid and semi-solid dosage forms including higher margin prescription products. The Company markets its products in the United States through distributors, retail drug and mass-merchandise chains and mail order companies. Sales of the Company are seasonal and usually peak between September and March of each year, since a significant portion of the Company's products are pharmaceutical preparations acting on the human respiratory system.

Generic pharmaceutical products, which include private label contract manufacturing, had net sales of $64,568,000, $57,243,000, and $50,307,000 for years ended April 30, 2006, 2005 and 2004, respectively. The Company's leading generic products in 2006 were Sulfamethoxazale and Trimethoprim, and Urea 40%, but neither of these products had sales of over 10% of total Hi-Tech sales. The Company's leading generic products in 2005 were Sulfamethoxazole and Trimethoprim with sales of $6,600,000 and Urea 40% with sales of $6,500,000. In 2004, the Company's leading products were Urea 40% with sales of $7,500,000 and Sulfamethoxazale and Trimethoprim with sales of $6,200,000.

Health Care Products Division, which markets the Company's branded products, had net sales of $9,767,000, $8,325,000, and $6,059,000 for the years ended April 30, 2006, 2005 and 2004, respectively. Diabetic Tussin accounted for $5,200,000, $5,300,000, and $4,000,000 for the years ended 2006, 2005, and 2004 respectively.

For the year ended April 30, 2006, sales of branded prescription products, including Naprelan® and Tanafed® DMX, were approximately $3,685,000 which includes $958,000 of royalty income from the Company's arrangement with Blansett Pharmacal. For the year ended April 30, 2005, sales of branded prescription products, which consisted entirely of sales of Naprelan® were $2,115,000, which includes $113,000 of royalty income from the Company's arrangement with Blansett Pharmacal.

[2] Inventory:

Inventories are valued at the lower of cost (first-in first-out or average cost) or market.

[3] Property and equipment:

Property and equipment is stated at cost less accumulated depreciation and amortization. Estimated depreciation and amortization of the respective assets is computed using the straight line method over their estimated useful lives.

[4] Income taxes:

The Company uses the liability method to account for deferred income taxes in accordance with statement of financial accounting standards ("SFAS") No. 109. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The resulting asset or liability is adjusted to reflect changes in the tax law as they occur.

[5] Revenue recognition:

Revenue is recognized for product sales upon shipment and passing of risk to the customer and when estimates of discounts, rebates, promotional adjustments, price adjustments, returns, chargebacks, and other potential adjustments are reasonably determinable, collection is reasonably assured and the Company has no further performance obligations. These estimates are presented in the financial statements as reductions to net revenues and accounts receivable. The Company has estimated sales returns, allowances and discounts. Contract research income is recognized as work is completed and as billable costs are incurred. In certain cases, contract research income is based on attainment of designated milestones.

In fiscal 2005 the Company entered into a co-marketing arrangement with Blansett Pharmacal whereby Blansett markets and distributes Naprelan® 375 mg subject to a royalty payment to Hi-Tech. This royalty payment is recorded as a sale and was approximately $958,000 and $113,000 in 2006 and 2005, respectively.

[6] Advertising Expense:

Advertising costs are expensed when incurred. Advertising expense for the years ended April 30, 2006, 2005 and 2004 amounted to $3,161,000, $1,606,000, and $2,446,000, respectively.

[7] Freight Expense:

Freight costs are included in selling, general, and administrative expense.

[8] Research and Development Costs:

Research and product development costs are charged to expense as incurred.

[9] Cash and cash equivalents:

The Company considers U.S. Treasury bills and government agency obligations with a maturity of three months or less when purchased to be cash equivalents.

[10] Earnings per share:

Basic earnings per common share is computed based on the weighted average number of common shares outstanding. Diluted earnings per common share gives effect to all dilutive potential common shares outstanding during the year. The dilutive effect of the outstanding options and warrants was computed using the treasury stock method. The number of potentially dilutive securities excluded from the computation of diluted income per share was approximately 299,000 at April 30, 2006.

[11] Stock Split:

The Company issued a three for two stock split which became effective in January, 2006. All references to common stock, common shares outstanding, average number of common shares outstanding, per share amounts, common stock options in these financial statements and notes thereto have been restated to reflect the three for two stock split on a retroactive basis.

[12] Long-lived assets:

The Company evaluates and records impairment losses on long-lived assets used in operations, including intangible assets, when events and circumstances indicate that the assets might be impaired using the undiscounted cash flows estimated to be generated by those assets. Long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair values less disposal costs. No such losses were incurred in the three years ended April 30, 2006.

[13] Fair Value of Financial Instruments:

The carrying amounts of certain financial instruments such as cash and cash equivalents, investments, accounts receivable and accounts payable approximate their fair values. The fair values of the financial instruments are determined by reference to market data and other valuation techniques, as appropriate.

[14] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include sales returns, chargebacks, allowances and discounts, inventory obsolescence, the useful lives of property and equipment and its impairment, impact of legal matters and the realization of deferred tax assets represent a significant portion of the estimates made by management.

[15] Stock-based compensation:

At April 30, 2006, the Company had various stock option plans, which are described more fully in Note M. As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," as amended, the Company has elected to continue to follow the intrinsic value method in accounting for its stock-based employee compensation arrangements as defined by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations including Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" an interpretation of APB No. 25. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Year Ended April 30		
	2006	2005	2004
Reported net income	$ 11,453,000	$ 8,288,000	$ 6,592,000
Stock-based employee compensation determined under the fair value based method, net of tax	(1,351,000)	$ (1,026,000)	$ (672,000)
Pro forma net income	$ 10,102,000	$ 7,262,000	$ 5,920,000
Basic earnings per share(1):			
As reported	$ 0.96	$ 0.70	$ 0.56
Pro forma	$ 0.85	$ 0.61	$ 0.50
Diluted earnings per share(1):			
As reported	$ 0.85	$ 0.64	$ 0.50
Pro forma	$ 0.75	$ 0.56	$ 0.45

(1) Earnings per share amounts have been adjusted to reflect a three for two stock split distributed in January 2006.

The fair value of each option is estimated on the date of grant, using the Black-Scholes option-pricing model with the following assumptions:

	2006	2005	2004
Risk-free interest rate	4.16%-4.75%	3.26% – 3.71%	3.28% – 3.74%
Expected life of options	5	5	5
Expected stock price volatility	61.00%	61.00%	63.00%
Expected dividend rate	0.00%	0.00%	0.00%

The Black Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options. The pro-forma effect on net income in fiscal 2006, 2005 and 2004 is not necessarily representative of the pro-forma effect on net income in future years because it does not take into consideration pro-forma compensation expense related to grants made prior to fiscal 1998. The weighted average fair value of options granted is $12.85 in fiscal 2006, $6.31 in fiscal 2005 and $8.45 in fiscal 2004.

[16] New Accounting pronouncements:

Accounting Changes and Error Corrections – In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS No. 154"). SFAS No. 154 replaces APB No. 20, *Accounting Changes,* and FASB Statement No.3, *Reporting Accounting Changes in Interim Financial Statements,* and changes the requirements for the accounting for, and reporting of, a change in accounting principles. SFAS No. 154 applies to all voluntary changes in accounting principles and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company believes that the adoption of this pronouncement will not have a material effect on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment", which requires all share-based payments to employees, including grants of employee stock options ("SFAS 123R"), to be recognized in the income statement as an operating expense, based on their fair values. Pro forma disclosure is no longer an alternative. That cost will be recognized as compensation expense over the service period, which would normally be the vesting period of the options. SFAS No. 123R will be effective for the Company for the first fiscal year beginning May 2, 2006. Accordingly, it is expected that the adoption of SFAS 123R's fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. The actual impact of SFAS 123R will depend on levels of share-based payments granted in the future and unvested options outstanding at April 30, 2006.

Upon adoption of SFAS 123R, the Company will be required to include as part of cash flows from financing activities the benefit of tax deductions related to stock-based compensation in excess of the grant date fair value of the options exercised during the period. Prior to the adoption of SFAS 123R, the Company has presented tax benefits from stock-based compensation as cash flow from operating activities.

(NOTE B) Marketable Securities:

The Company has invested in auction rates securities (ARS) consisting primarily of municipal securities that are held as investments available-for-sale. After the initial issuance of these securities, the interest rate is reset periodically. The Company invests in ARS that reset as to interest rate every 7 to 35 days and are carried at fair value.

The Company has determined that auction rate securities should be classified as investments because the "stated" or "contractual" maturities are generally 20 to 30 years. From an economic viewpoint, the securities are priced and traded as short term investments because of the interest reset feature. Accordingly, the Company has classified all such auction rate securities as investments for all periods presented. The schedule of maturities is as follows:

	April 30		Maturity Date
	2006	2005	
Municipal securities	$ 25,000,000	$ 10,000,000	2028-2042

(NOTE C) Accounts Receivable:

At April 30, 2006 and 2005, accounts receivable balances net of returns and allowances and allowance for doubtful accounts are as follows:

	April 30	
	2006	2005
Accounts receivable, gross	$ 24,472,000	$ 25,031,000
Adjustment for returns and price allowances (a)	(7,403,000)	(9,077,000)
Allowance for doubtful accounts	(350,000)	(350,000)
Accounts receivable, net	$ 16,719,000	$ 15,604,000

(a) directly reduces gross revenue

(NOTE D) Inventory:

The components of inventory consist of the following:

	April 30	
	2006	2005
Finished goods and work in process	$ 2,830,000	$ 3,226,000
Raw materials	6,300,000	5,623,000
Total	$ 9,130,000	$ 8,849,000

(NOTE E) Property and Equipment:

The components of net property and equipment consist of the following:

	April 30	
	2006	2005
Land and building and improvements	$ 12,132,000	$ 8,894,000
Machinery and equipment	17,073,000	16,498,000
Transportation equipment	29,000	29,000
Computer equipment	2,014,000	1,846,000
Furniture and fixtures	907,000	884,000
	$ 32,155,000	$ 28,151,000
Accumulated depreciation and amortization	16,417,000	14,607,000
Total property and equipment—net	$ 15,738,000	$ 13,544,000

(NOTE F) Other Assets:

Included in other assets is the Company's investment in a limited liability company for the marketing, development and distribution of nutritional supplements and an investment in a public entity, Marco Hi-Tech JV LLC ("Macro Hi-Tech") and Neuro HiTech Pharmaceuticals ("Neuro HiTech"), respectively.

The investment in Marco Hi-Tech is recorded using the equity method. During fiscal year ended April 30, 2006 approximately $651,000 was reported in other income. At April 30, 2006 the carrying value of this investment was $682,000.

As a result of the public offering of Neuro HiTech (NASDAQ:NHPI), the Company's investment in Neuro HiTech became a marketable security and accordingly, at April 30, 2006, the investment, to the extent of shares available to be sold within a year of the balance sheet date under Rule 144, has been classified as available for sale securities and measured at fair value with the adjustment to fair value and changes therein to be retained by the Company recorded in other comprehensive income. The remainder of the investment is considered restricted and will continue to be carried at cost. In addition, if it is determined that the Company is no longer an affiliate, the shares would become freely tradable after the initial twelve month lock-up period. At April 30, 2006 the Company owned 1,125,610 shares of Neuro HiTech. The Neuro HiTech shares available for sale over the next twelve months at April 30, 2006 totaled 94,115, valued at $744,000 and resulted in an unrealized gain of $439,000, net of deferred tax of $292,000 being included in accumulated other comprehensive income as of such date. The restricted shares aggregating 1,031,495 are carried at cost of $137,000. In addition, the Company has 15,000 warrants at an exercise price of $5.00 per share.

(Note G) Intangible Assets

Intangible assets are stated at cost and amortized using the straight line method over the expected useful lives of the product rights. Amortization expense of the intangible assets for the year ended April 30, 2006, 2005 and 2004 was $660,000, $296,000 and $0, respectively. Amortization is included in selling, general and administrative expenses for all periods presented. The Company tests for impairment of intangible assets annually and when events or circumstances indicate that the carrying value of the assets may not be recoverable.

Acquired intangible assets consist of:

	April 30, 2006		April 30, 2005		
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Amortization Period
Naprelan® license agreement	$ 3,231,000	$ (619,000)	$ 3,231,000	$ (296,000)	10 years
Zostrix® intangible assets	5,054,000	(320,000)	—	—	3-11.5 years
Tanafed® license agreement	500,000	(17,000)	—	—	10 years
	$ 8,785,000	$ (956,000)	$ 3,231,000	$ (296,000)	

Estimated Amortization Expense	
For the year ended April 30,	
2007	$ 863,000
2008	863,000
2009	841,000
2010	834,000
2011	796,000
Thereafter	3,632,000
Total	$ 7,829,000

In June 2004, the Company acquired exclusive rights to market and distribute Naprelan® (naproxen sodium) controlled release tablets in the United States, its territories, and Puerto Rico. As consideration for the acquisition, Hi-Tech paid $3,400,000 in cash for the license and inventory, and approximately $170,000 for related acquisition costs. The Company incurred amortization expense of $323,000 and $296,000 for the years ended April 30, 2006 and 2005, respectively. The license agreement is being amortized over a ten year period, the remaining life of the patent.

On July 12, 2005, the Company acquired an interest in Zostrix® brand products for $5,054,000 including $491,000 of closing costs. $4,000,000 was paid at the closing and $400,000 was payable in four equal quarterly installments commencing October 1, 2005. Such payable in the amount of $100,000 is included in accrued expenses at April 30, 2006. Included in the purchase price is $675,000 which has been placed in escrow, subject to certain conditions. The Company incurred amortization expense of $320,000 for the year ended April 30, 2006.

On December 30, 2005, the Company acquired the rights to Tanafed® and Tanafed® DMX from First Horizon Pharmaceutical Corporation for $500,000 and the payment of royalties on future sales. The Company incurred amortization expense of $17,000 for the year ended April 30, 2006.

(NOTE H) Customer Deposits and Contract Research Income:

Contract research income is recognized as work is completed and as billable costs are incurred. In certain cases, contract research income is based on attainment of designated milestones. Advance payments may be received to fund certain development costs.

(NOTE I) Credit Facility:

In October 2002 the Company obtained a three year $8,000,000 revolving credit facility. The revolving credit facility bore interest at a rate selected by the Company equal to the Prime Rate or LIBOR plus 1.50%. Loans were collateralized by inventory, accounts receivable and other assets. The agreement contained covenants with respect to working capital, net worth and certain ratios, as well as other covenants and prohibited the payment of cash dividends.

Subsequent to the year end, in May 2006, the Company amended the revolving credit facility and increased the borrowing limit to $10,000,000. Under the agreement the revolving credit facility bears interest at a rate elected by the Company equal to the Prime Rate or the LIBOR plus 0.75%. Loans are collateralized by inventory, accounts receivable and other assets. The agreement contains covenants with respect to working capital, net worth and certain ratios, as well as other covenants and prohibits the payment of cash dividends.

(NOTE J) Related Party Transactions:

Bernard Seltzer resigned as Chairman of the Board in September 2004 and currently serves as Chairman of the Board Emeritus. The Company had an employment agreement with the Chairman of the Board Emeritus which expired April 30, 2006. The employment agreement was amended and expires April 30, 2008. Compensation under the agreements for the years ended April 30, 2006, 2005 and 2004 was $285,000, $285,000, and $266,000, respectively. Under the current employment agreement, a discretionary bonus may be authorized by the board of directors. Annual bonuses under the agreements were $0, $0, and $89,000 for the years ended April 30, 2006, 2005 and 2004, respectively.

The Company has an amended employment agreement with the Chairman of the Board, President and Chief Executive Officer through April 30, 2007. Compensation under the agreement for the years ended April 30, 2006, 2005, and 2004 was $382,000, $364,000, and $365,000, respectively, which provides for a base salary of $382,000 for the fiscal year ended April 30, 2006 with 5% increases for each following year. The agreement also provides for an annual bonus based on the income of the Company and a discretionary bonus. Annual bonuses under the agreement were $277,000, $227,000, and $323,000 for the years ended April 30, 2006, 2005 and 2004, respectively.

The Company utilizes the services of Mr. Reuben Seltzer, an attorney, stockholder and a director, and the son of the Company's Chairman of the Board Emeritus and brother of the President. He provided legal and new business development services throughout the year. For each of the fiscal years 2006, 2005 and 2004, he received fees, auto allowance and health insurance benefits totalling $236,000, $248,000 and $199,000, respectively. Mr. Reuben Seltzer is the CEO of Neuro Hi-Tech and also has an interest in the joint venture of Marco Hi-Tech as described in Note F.

In addition, in each of fiscal years 2002 and 2001 the Company granted Mr. Reuben Seltzer an option to purchase 37,500 shares of the Company's common stock at an exercise price of $5.76 and $2.67, respectively, which vest at 25% per annum and are exercisable through 2006 and 2005, respectively. During the years ended April 30, 2006, 2005 and 2004, the Company valued this option at $237,000, $130,000, and $258,000, respectively, which was charged to operations.

The Company valued these options using the Black Scholes option pricing model assuming risk free rate of 2.31% volatility of 60%, dividend yield of 0%, 5 year term and a stock price of $38.67 for the year ended April 30, 2006. The Company valued this option using the Black Scholes option pricing model assuming risk free rate of 2.31%-2.85%, volatility of 61%-63%, dividend yield of 0%, 5 year term and a stock price of $16.40 to $18.47 for the year ended April 30, 2005, risk free rate of 2.85%, volatility of 61%, dividend yield of 0%, 5 year term and a stock price of $19.58 to $34.00 for the year ended April 30, 2004.

Tashlik, Kreutzer, Goldwyn and Crandell P.C. received $213,000, $389,000, and $283,000, in legal fees in each of the years ended April 30, 2006, 2005 and 2004, respectively, for services performed for the Company. Mr. Martin M. Goldwyn, a member of such firm, is a director of the Company.

(NOTE K) Commitments, Contingencies and Other Matters:

[1] Government regulation:

The Company's products and facilities are subject to regulation by a number of Federal and State governmental agencies. The Food and Drug Administration ("FDA"), in particular, maintains oversight of the formulation, manufacture, distribution, packaging and labeling of all of the Company's products.

[2] Legal Proceedings:

On January 18, 2006, Merck & Co., Inc. filed complaints against the Company in the United States District Court for the District of New Jersey, alleging infringement of Merck's U.S. Patent No. 4,797,413, based on the Company's submission to the FDA of ANDAs Nos. 77-846 and 77-847 to obtain approval for generic versions of Merck's TRUSOPT® and COSOPT® products, which are used for the treatment of elevated intraocular pressure in patients with ocular hypertension or open-angle glaucoma. Merck seeks a permanent injunction against the Company to prevent its manufacture and sale of its generic version of Merck's products until April 28, 2008, which Merck contends is the date on which its patent will expire. The Company filed answers to the complaints on March 1, 2006, and a motion to dismiss, contending that, due to Merck's filing of a terminal disclaimer, its patent was not enforceable after December 12, 2004. Merck filed a cross-motion for judgment on the pleadings. On April 25, 2006, the court granted Merck's motion and entered a judgment enjoining the Company's commercial manufacture, use, offer to sell, or sale within the United States, or importation into the United States, of products covered by Merck's patent, until April 28, 2008. On May 1, 2006, the Company filed an appeal from that judgment to the U.S. Court of Appeals for the Federal Circuit. Legal costs in connection with this appeal are being paid for by a business partner. The Company has no obligation to repay or otherwise issue any credit to such partner for such legal costs.

On November 24, 2003, MedPointe Healthcare, Inc. ("MedPointe") filed a complaint against the Company in the United States District Court for the District of New Jersey, alleging willful infringement by the Company of MedPointe's United States Patent No. 6,417,206, based on the Company's offer to sell its Tannate 12-DS product, as a generic equivalent to MedPointe's Tussi-12® DS. MedPointe brought a motion for preliminary injunction against the sale of Tannate 12-DS in November 2003. The district court granted that motion in March 2004, but the United States Court of Appeals for the Federal Circuit vacated that ruling in November 2004, finding that MedPointe had not demonstrated a likelihood of success on the merits of its case. Following the Federal Circuit's ruling, Hi-Tech began selling Tannate 12 DS and has continued to do so since then. Discovery in the case has now been completed, but no date for trial has been set. If MedPointe is successful in its claim against the Company, the Company will be enjoined from further sales of its Tannate12-DS product, and be liable for the payment of damages, which may be subject to trebling. The Company, however, has a claim against MedPointe based on the bond MedPointe posted to obtain the preliminary injunction, against which the Company can recover if it is successful in its defense.

The Company also filed, in May 2000, a complaint against Jame Fine Chemicals, Inc., D/B/A JFC Technologies, Inc. and MedPointe in the United States District Court for the District of New Jersey which has asserted in various claims, including claims of breach of contract, breach of the covenant of good faith and fair dealing, tortious interference with current and perspective contractual relations and for violation of Section 1 of the Sherman Antitrust Act. The Company is claiming compensatory damages, which claim is subject to trebling. The Company is further seeking an award of punitive damages against MedPointe. Fact discovery in the litigation concluded on August 1, 2005. The case is anticipated to go on trial in the latter part of 2006.

The Company believes that these litigation matters will not have a material effect on the financial position of the Company.

From time to time, the Company becomes involved in various legal matters in addition to the above described matters that the Company considers to be in the ordinary course of business. While the Company is not presently able to determine the potential liability, if any, related to such matters, the Company believes none of such matters, individually or in the aggregate, will have a material adverse effect on its financial position.

(NOTE L) Income Taxes:

[1] The provision for income taxes is comprised of the following:

	Year Ended April 30		
	2006	2005	2004
Current:			
Federal	$ 5,582,000	$ 5,931,000	$ 3,697,000
State	554,000	367,000	164,000
Deferred:			
Federal	5,000	(1,338,000)	(99,000)
State	1,000	(191,000)	(12,000)
Total	$ 6,142,000	$ 4,769,000	$ 3,750,000

[2] Expected tax expense based on the statutory rate is reconciled with actual tax expense as follows:

	Year Ended April 30		
	2006	2005	2004
Statutory rate	35.0%	35.0%	34.0%
State income tax, net of federal income tax benefit	4.2%	1.3%	1.8%
Research and development tax credits	(2.7%)		
IRS Section 199 tax credit	(0.9%)		
Tax Exempt Interest	(1.4%)		
Other	0.7%	0.2%	0.5%
Effective tax rate	34.9%	36.5%	36.3%

For the years ended April 30, 2006, April 30, 2005, and April 30, 2004 the Company's state effective tax rate was reduced due to the utilization of state investment tax credits. Future state income tax rates may be affected by the availability of state investment tax credits.

[3] Deferred tax assets and liabilities are composed of the following:

	April 30	
	2006	2005
Current deferred tax assets:		
Allowances and write-offs not currently deductible for accounts receivable and doubtful accounts	$ 2,224,000	$ 1,463,000
Expenses not currently deductible	492,000	748,000
	2,716,000	2,211,000
Non-current deferred tax liability:		
Depreciation, amortization and unrealized gain on investments	$ (1,966,000)	$ (1,163,000)

(NOTE M) Common Stock:

[1] Stock Option Plans:

The Company's 1992 Stock Option Plan as amended (the "Plan") provides for the issuance of either incentive stock options or non-qualified stock options. The maximum number of shares of common stock for which options may be granted is 4,857,000 shares. All stock options granted are exercisable at a price determined by the stock option committee of the Plan. However, Incentive Stock Options ("ISOs"), as defined by the Internal Revenue Code, must not be less than the fair market value of the stock, at the date of grant. All options are exercisable in installments commencing one year from date of grant and must be exercised within ten years of the date of grant, except for ISOs granted to persons owning more than 10% of the Company's common stock which must be exercised within five years of the date of the grant.

In August 1994 the Company adopted the 1994 Directors Stock Option Plan (the "Directors Plan") and reserved 600,000 shares of common stock for issuance thereunder. The Directors Plan provides for the annual grant of options to purchase 7,500 shares of common stock (plus 750 additional shares for committee chairpersons) to non-employee directors at fair market value at the date of grant.

Additional information with respect to the 1992 Stock Option Plan is as follows:

	Options		Exercisable Options	
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding at April 30, 2003	1,932,432	$ 4.15	1,057,647	$ 2.17
Cancelled	(18,374)	4.85		
Exercised	(132,458)	2.79		
Granted	366,450	15.30		
Outstanding at April 30, 2004	2,148,050	$ 6.12	1,237,517	$ 2.93
Cancelled	(28,709)	6.98		
Exercised	(160,271)	3.01		
Granted	398,400	11.73		
Outstanding at April 30, 2005	2,357,470	$ 7.27	1,415,919	$ 4.27
Cancelled	(34,608)	12.00		
Exercised	(467,839)	6.00		
Granted	279,751	23.09		
Outstanding at April 30, 2006	2,134,774	$ 9.51	1,365,217	$ 5.69

The following table summarizes information about the 1992 Stock Option Plan at April 30, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.64 to $ 1.78	502,358	2.7	$ 1.73	502,358	$ 1.73
$ 2.33	169,029	1.7	2.33	169,029	2.33
$ 3.84	234,636	5.6	3.84	234,636	3.84
$ 8.31 to $ 8.70	108,178	6.6	8.35	81,134	8.35
$ 10.13 to $ 11.56	250,328	7.1	11.24	155,684	11.43
$ 12.05	306,401	8.8	12.05	76,600	12.05
$ 14.99	276,644	7.6	14.99	138,276	14.99
$ 18.87 to $ 25.03	287,200	9.6	22.93	7,500	19.95
	2,134,774	6.1	$ 9.51	1,365,217	$ 5.69

At April 30, 2006, 1,019,000 shares were available for future grant under the Plan.

Additional information with respect to the 1994 Directors Stock Option Plan is as follows:

	Options		Exercisable Options	
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding at April 30, 2003	238,125	$ 4.15	129,564	$ 2.74
Granted	47,250	$ 13.50		
Outstanding at April 30, 2004	285,375	$ 5.70	168,095	$ 3.24
Granted	68,250	10.93		
Exercised	(30,300)	2.80		
Outstanding at April 30, 2005	323,325	$ 7.31	169,857	$ 4.45
Granted	72,000	24.95		
Exercised	(50,164)	4.00		
Outstanding at April 30, 2006	345,161	$ 11.51	180,814	$ 6.30

The following table summarizes information about the 1994 Directors Stock Option Plan at April 30, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.89 to $ 2.39	60,068	3.0	$ 2.05	60,068	$ 2.05
$ 4.29 to $ 5.16	42,000	5.6	4.51	42,000	4.51
$ 8.31 to $ 10.93	123,843	7.8	9.91	55,148	9.21
$ 13.50	47,250	7.6	13.50	23,625	13.50
$ 24.95	72,000	9.5	24.95	—	—
	345,161	7.0	$ 11.51	180,841	$ 6.30

At April 30, 2006, 140,000 shares were available for future grant under the Plan.

[2] Stock buy-back program:

In May 1997, the Company announced a stock buy-back program under which the Board of Directors authorized the purchase of up to $1,000,000 of its common stock. In November 2003, the Company increased the stock buy-back program to an aggregate of $3,000,000. In August 2004, the Company's Board of Directors authorized the repurchase of up to an additional $10,000,000 of the Company's common stock. As of April 30, 2006 the Company had purchased 1,101,000 shares at a cost of $7,946,000.

(NOTE N) Significant Customers and Concentration of Credit Risk:

For the year ended April 30, 2006 two customers accounted for net sales of approximately 17% and 12%, respectively. These customers represented approximately 43% of the accounts receivable at April 30, 2006. For the year ended April 30, 2005 two customers accounted for approximately 14% and 11% of net sales and approximately 31% of the accounts receivable at April 30, 2005.

Cash in excess of Federal Deposit Insurance Company limitations is held in certain banks.

(NOTE O) Savings Plan:

The Company has a defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code for the benefit of substantially all full time eligible employees. Employees may contribute between 1% and 15% of their salary up to the dollar maximum allowed by the Internal Revenue Service. Company contributions are voluntary and are made at the discretion of the Board of Directors. The Company contributed $206,000, $176,000, and $155,000, for fiscal years 2006, 2005, and 2004, respectively.

(Note P) Quarterly Financial Results (unaudited):

	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Year
Fiscal 2006					
Net Sales	$ 15,427,000	$ 21,619,000	$ 22,897,000	$ 18,077,000	$ 78,020,000
Gross profit	$ 8,217,000	$ 11,631,000	$ 13,507,000	$ 8,832,000	$ 42,187,000
Net income	$ 1,406,000	$ 3,065,000	$ 4,897,000	$ 2,085,000	$ 11,453,000
Earnings per share—Basic	$ 0.12	$ 0.26	$ 0.41	$ 0.17	$ 0.96
Earnings per share—Diluted	$ 0.11	$ 0.23	$ 0.36	$ 0.15	$ 0.85
Fiscal 2005					
Net Sales	$ 12,140,000	$ 16,734,000	$ 21,169,000	$ 17,640,000	$ 67,683,000
Gross profit	$ 6,215,000	$ 9,387,000	$ 11,648,000	$ 9,073,000	$ 36,323,000
Net income	$ 869,000	$ 2,318,000	$ 3,223,000	$ 1,878,000	$ 8,288,000
Earnings per share—Basic	$ 0.08	$ 0.19	$ 0.27	$ 0.16	$ 0.70
Earnings per share—Diluted	$ 0.07	$ 0.17	$ 0.25	$ 0.15	$ 0.64
Fiscal 2004					
Net Sales	$ 9,264,000	$ 15,653,000	$ 18,035,000	$ 13,414,000	$ 56,366,000
Gross profit	$ 4,748,000	$ 8,606,000	$ 9,628,000	$ 7,177,000	$ 30,159,000
Net income	$ 953,000	$ 2,402,000	$ 2,149,000	$ 1,088,000	$ 6,592,000
Earnings per share—Basic	$ 0.09	$ 0.20	$ 0.18	$ 0.09	$ 0.56
Earnings per share—Diluted	$ 0.07	$ 0.18	$ 0.16	$ 0.08	$ 0.50

Earnings per common share amounts for fiscal quarters have been calculated independently and may not in the aggregate equal the amount for the full year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SCHEDULE II

To the Board of Directors and Stockholders
Hi-Tech Pharmacal Co., Inc.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements of Hi-Tech Pharmacal Co., Inc. as of April 30, 2006 and 2005 and for each of the three years in the period ended April 30, 2006 taken as a whole. The information included on Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
June 30, 2006

SCHEDULE II

HI-TECH PHARMACAL CO., INC.
VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charges in costs and expenses	Deductions	Balance at End of Period
Allowance for doubtful accounts				
Year ended April 30, 2006	$ 350,000			$ 350,000
Year ended April 30, 2005	$ 275,000	$ 188,000 (a)	$ 113,000 (b)	$ 350,000
Year ended April 30, 2004	$ 270,000	$ 5,000 (a)		$ 275,000
Accumulated depreciation				
Year ended April 30, 2006	$ 14,607,000	$ 1,957,000	$ 147,000 (c)	$ 16,417,000
Year ended April 30, 2005	$ 12,850,000	$ 1,757,000		$ 14,607,000
Year ended April 30, 2004	$ 11,375,000	$ 1,475,000		$ 12,850,000

(a) Change in reserve required
(b) Direct write-off of receivable
(c) Disposition of equipment or retirements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

NONE

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of April 30, 2006, management carried out an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as such term is defined under Exchange Act Rule 13a-15(e). Based on this evaluation, management has concluded that as of April 30, 2006, such disclosure controls and procedures were effective to provide reasonable assurance that the Company records, processes, summarizes and reports the information the Company must disclose in reports that the Company files or submits under the Securities Exchange Act of 1934, as amended, within the time periods specified in the SEC's rules and forms.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. As of April 30, 2006, management carried out an assessment, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective at April 30, 2006 to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements for external purposes in accordance with United States generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Eisner LLP, the Company's auditor, has audited the Company's financial statements included in this report on Form 10-K and issued its report on management's assessment of the effectiveness of the Company's internal control over financial reporting as of April 30, 2006, which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended April 30, 2006 that have materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of Hi-Tech Pharmacal Company, Inc. is responsible for the accuracy, integrity, and fair presentation of the financial statements as well as for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The statements have been prepared in accordance with generally accepted accounting principles in the United States and include amounts based on judgments and estimates by management.

We have financial policies that govern critical areas, including internal controls, financial accounting and reporting, fiduciary accountability, and safeguarding of corporate assets. Our internal accounting control systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements and other financial information. The design, monitoring, and revision of internal accounting control systems involve, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under this framework, we concluded that our internal controls over financial reporting were effective as of April 30, 2006.

The financial statements and internal control over financial reporting have been audited by Eisner LLP, an independent registered public accounting firm. Their responsibility is to examine our financial statements in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board (United States) and evaluate management's assessment and evidence about whether internal control over financial reporting was designed and is operating effectively. Eisner's attestation with respect to the fairness of presentation of the statements, management's assessment, and the effectiveness of internal control over financial reporting are included in our annual report. Eisner LLP reports directly to the audit committee of the board of directors.

Our audit committee is comprised of three nonemployee members of the board of directors, all of whom are independent from our Company. The committee charter, which was attached to the Company's proxy statement dated October 6, 2004, outlines the members' roles and responsibilities and is consistent with the recently enacted corporate reform laws and regulations. It is the audit committee's responsibility to appoint an independent registered public accounting firm subject to shareholder ratification, approve both audit and nonaudit services performed by the independent registered public accounting firm, and review the reports submitted by the firm. The audit committee meets several times during the year with management, and the independent public accounting firm to discuss audit activities, internal controls, and financial reporting matters, including reviews of our externally published financial results. The independent registered public accounting firm has full and free access to the committee.

David Seltzer
Chairman of the Board, President, and Chief Executive Officer

William Peters
Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Hi-Tech Pharmacal Co., Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Hi-Tech Pharmacal Co., Inc. maintained effective internal control over financial reporting as of April 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Hi-Tech Pharmacal Co., Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Hi-Tech Pharmacal Co., Inc. maintained effective internal control over financial reporting as of April 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the COSO. Also, in our opinion, Hi-Tech Pharmacal Co., Inc. maintained, in all material respects, effective internal control over financial reporting as of April 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Hi-Tech Pharmacal Co., Inc. as of April 30, 2006 and 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended April 30, 2006, and our report dated June 30, 2006 expressed an unqualified opinion on those financial statements.

Eisner LLP

New York, New York
June 30, 2006

ITEM 9B. OTHER INFORMATION

NONE

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The board has appointed an audit committee consisting entirely of independent directors in accordance with applicable SEC and NASDAQ rules. The members of the committee are Robert M. Holster (chairman), Dr. Yashar Hirshaut, and Anthony J. Puglisi. The board has determined that Robert M. Holster is the audit committee financial expert as defined in the SEC rules.

The Board of Directors consists of seven members including the Chairman Emeritus who is a non-voting attendee. All Directors are elected at each Annual Meeting of Shareholders and hold office until the next Annual Meeting of Shareholders when their respective successors are duly elected and qualified.

Set forth below is the name and age of each Director, his position with the Company and his principal occupation during the past five years and the year in which each Director was first elected as a Director of the Company.

Name of Director	Principal Occupation and other Directorships	Age	Elected to the Board
Bernard Seltzer	Bernard Seltzer has been Chairman Emeritus of the Company since September 2004. As of May 1, 1998 Mr. Seltzer resigned as President and Chief Executive Officer of the Company. From May 1983 to January 1990, Mr. Seltzer was Vice President of Sales of the Company. Prior thereto, Mr. Seltzer was the Vice President of Sales and Marketing of Ketchum Laboratories, Inc., a pharmaceutical manufacturer and the predecessor of the Company.	82	1983
David S. Seltzer	David S. Seltzer has been Chairman of the Board since September 2004 and Chief Executive Officer and President of the Company since May 1, 1998 and a Director, Secretary and Treasurer since February 1992. From July 1992 to May 1, 1998 Mr. Seltzer was Executive Vice President - Administration and since July 1992, Vice President – Administration and Chief Operating Officer of the Company since March 1992. Mr. Seltzer received a B.A. in Economics from Queens College in 1984. David S. Seltzer is the son of Bernard Seltzer.	46	1992
Reuben Seltzer	Reuben Seltzer has been a Director of the Company since April 1992. Mr. Seltzer is currently serving as a consultant to the Company on legal matters and special projects. Mr. Seltzer is the President, Chief Executive Officer, and a Director of Neuro-HiTech Pharmaceuticals, Inc., a drug development company engaged in the development and commercialization of Huperzine A and its analogues since February 2006. Mr. Seltzer had been president of R.M. Realty Services Inc., a real estate investment and consulting company from May 1988 to September 1992. From May 1983 to May 1988 Mr. Seltzer was a vice president and attorney with Merrill Lynch Hubbard Inc., a real estate investment subsidiary of Merrill Lynch and Company. Mr. Seltzer received a B.A. in Economics from Queens College in 1978, a Juris Doctor from the Benjamin N. Cardozo School of Law in 1981 and a L.L.M. from the New York University School of Law in 1987. Reuben Seltzer is the son of Bernard Seltzer.	50	1992
Martin M. Goldwyn	Martin M. Goldwyn was elected a Director of the Company in May 1992. Mr. Goldwyn is a member in the law firm of Tashlik, Kreutzer, Goldwyn & Crandell P.C. Mr. Goldwyn received a B.A. in finance from New York University in 1974 and a Juris Doctor from New York Law School in 1977.	54	1992
Yashar Hirshaut, M.D.	Yashar Hirshaut has been a Director of the Company since September 1992. Dr. Hirshaut is a practicing medical oncologist and is currently an Associate Clinical Professor of Medicine at Cornell University Medical College. Since July 1986, he has been a Research Professor of Biology at Yeshiva University. In addition, he has served as editor-in-chief of the Professional Journal of Cancer Investigation since July 1981. Dr. Hirshaut received a B.A. from Yeshiva University in 1959 and his medical degree from Albert Einstein College of Medicine in 1963.	68	1992
Robert M. Holster	Robert M. Holster was elected a Director of the Company in April, 2002. Mr. Holster is Chief Executive Officer of HMS Holding Corp. (NASDAQ: HMSY), a company providing information based revenue enhancement services to healthcare providers and payors. From 1993 to 1998 Mr. Holster was President and Chief Executive Officer of	59	2002

	HHL Financial Services Inc., a healthcare accounts receivable management company. Prior to that Mr. Holster served in a number of executive positions, including Chief Financial Officer of Macmillan, Inc. and Controller of Pfizer Laboratories, a division of Pfizer, Inc. Mr. Holster is also a director of Varsity Group, Inc. (NASDAQ: VSTY).		
Anthony J. Puglisi	Anthony J. Puglisi was elected a Director of the Company on September 21, 2005. Mr. Puglisi is Vice President and Chief Financial Officer of Sbarro, Inc., and owner, operator and franchisor of quick-service restaurants, since February 2004. Prior to joining Sbarro, Mr. Puglisi was the Vice President and Chief Financial Officer of Langer, Inc., a provider of products used to treat muscle-skeletal disorders, from April 2002 to February 2004. Mr. Puglisi was Senior Vice President and Chief Financial Officer of Netrex Corporation from September 2000 to October 2001 and Executive Vice President and Chief Financial Officer of Olsten Corporation, a provider of staffing and home health care services from 1993 to March 2000. Mr. Puglisi has been a certified public accountant in New York for over twenty-five years. He earned a B.B.A. in Accounting from Bernard Baruch College.	57	2004
Bruce W. Simpson	Bruce W. Simpson was elected Director of the Company on September 9, 2005. Mr. Simpson is President and CEO of B.W. Simpson & Associates, a consulting company that works with small emerging pharmaceuticals companies in the areas of marketing, business development and strategic planning. Mr. Simpson is a consultant to the Company. Prior to founding his own healthcare-consulting firm in 1998, from July 1998 to August 1999, Mr. Simpson was President of Genpharm, Inc., located in Ontario, Canada, a division of E. Merck. From 1992 to July 1998, he served as President and CEO of Medeva Pharmaceuticals in Rochester, New York. He has been affiliated with American Academy of Allergy and currently is a Director of Draxis Health Inc. and Radial Pharmaceuticals Co. Mr. Simpson holds a B.S. in Marketing from Fairleigh Dickinson University, an M.B.A. in Marketing from the University of Hartford, and has done post-graduate work in healthcare marketing at UCLA. Prior to entering the pharmaceutical field, Mr. Simpson served as a Captain in the United States Marine Corps.	64	2004

Executive Officers

The executive officers of the Company are set forth in the table below. All executive officers are elected at the annual meeting or interim meetings of the Board of Directors. No arrangements or understanding exists between any executive officer and any other person pursuant to which he was elected as an executive officer.

Name	Age	Position and Period Served
Bernard Seltzer	82	Chairman Emeritus of the Company since September 2004.
David S. Seltzer	46	Chairman of the Board since September 2004, Chief Executive Officer and President of the Company since May 1, 1998 and a Director, Secretary and Treasurer since February 1992. Mr. Seltzer served as Executive Vice President of Administration since February 1992.
Elan Bar-Giora	62	Executive Vice President-Operations of the Company since July 1992 and Vice President-Operations of the Company since August 1990.
William Peters	38	Vice President and Chief Financial Officer of the Company since May 2004.

Significant Employees

Name	Age	Position and Period Served
Tanya Akimova, Ph.D.	52	Director of New Business Development since October 2000.
Gary M. April	49	President of Health Care Products Division since May 1998 and Divisional Vice President of Sales since January 1993.
Edwin A. Berrios	53	Vice President of Sales since November 2000.
Joanne Curri	65	Director of Regulatory Affairs since January 1992.
Polireddy Dondeti, Ph.D.	41	Senior Director of Research and Development since October 2003.
Jesse Kirsh	47	Senior Director of Quality Assurance since March 1994.
Christopher LoSardo	40	Vice President of Corporate Development since October 2005.
Pudpong Poolsuk	62	Senior Director of Science since May 2000.
Margaret Santorufo	40	Vice President and Controller since May 2004.
James P. Tracy	62	Vice President of Information Systems since August 2004.

Audit Committee

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the Audit Committee are Robert M. Holster, Yashar Hirshaut M.D., and Anthony J. Puglisi, and each member is independent as such term is defined under the rules promulgated by the National Association of Securities Dealers' listing standards.

Audit Committee Financial Expert

The Board of Directors of the Company has determined that Robert M. Holster is an audit committee financial expert as defined by Item 401(h) of Regulation S-K of the Exchange Act and is independent within the meaning of Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act.

Code of Ethics

We have adopted a code of ethics for our principal executive officer, principal financial officer, principal accounting officer, controller, persons performing similar functions, as well as directors and employees. We will provide a copy of our Code of Ethics ("Code") to any person, without charge, upon request to Hi-Tech Pharmacal Co., Inc., Attention: Investors Relations, 369 Bayview Avenue, Amityville, NY 11701, (631) 789-8228. If we make any substantive amendments to the Code or grant any waiver, including any implicit waiver, from a provision of the Code to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K in accordance with applicable rules and regulations.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and Executive Officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, Directors and greater than ten percent shareholders are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) forms they file. The Company believes that all Section 16(a) filing requirements were met during Fiscal 2006 except for one transaction for each of David Seltzer, Elan Bar-Giora, Bruce Simpson, Yashar Hirshaut M.D., Robert Holster, Reuben Seltzer, Martin Goldwyn, and Anthony Puglisi, each of which involved the grant of stock options; and one transaction for each of Yashar Hirshaut, Bruce Simpson, and Elan Bar-Giora, each of which involved a cashless exercise of stock options; and one transaction for Reuben Seltzer which involved a gift transaction from a family member. In making this statement, the Company has relied on the written representations of its incumbent directors and officers and copies of the reports that they have filed with the Securities and Exchange Commission and Nasdaq.

ITEM 11. EXECUTIVE COMPENSATION.

The following table shows, for the fiscal years ended April 30, 2006, 2004 and 2003, the compensation paid or accrued by the Company to or for each of the executive officers of the Company.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation: Salary ($)	Annual Compensation: Bonus ($)	Annual Compensation: Other Annual Compensation (1) ($)	Long Term Compensation Awards: Securities Underlying Options/(#)(2)	All Other Compensation (3) ($)
Bernard Seltzer	2006	285,000	—	-0-	-0-	8,300
Chairman Emeritus	2005	286,000	—	-0-	37,500	4,700
	2004	266,000	89,000	-0-	37,500	6,000
David S. Seltzer	2006	382,000	277,000	-0-	50,000	10,000
President, Chief	2005	364,000	227,000	-0-	75,000	6,700
Executive Officer,						
Secretary and Treasurer	2004	365,000	323,000	-0-	75,000	8,000
Elan Bar-Giora	2006	180,000	15,000	-0-	15,000	5,000
Executive Vice	2005	170,000	75,000	-0-	22,500	6,900
President - Operations	2004	159,000	50,000	-0-	37,500	6,500
William Peters	2006	207,000	50,000	-0-	37,500	6,800
Vice President and Chief	2005	194,000	35,000	-0-	37,500	9,200
Financial Officer (4)	2004	112,000	-0-	-0-	22,500	900

(1) The named executive officers received various perquisites, the cost of which did not exceed the lesser of $50,000 or 10% of annual salary plus bonus.
(2) Adjusted to reflect a 3-for-2 stock split distributed January 2006.

(3) Represents the matching contributions to the Hi-Tech Pharmacal Co., Inc. Employee Savings plan and/or the dollar value of the premiums paid by the Company during the fiscal years ended April 30, 2006, 2005 and 2004 with respect to term life insurance for the benefit of the named executive officer.
(4) William Peters was appointed as Vice President and Chief Financial Officer in May 2004.

Stock Options

The following table contains information concerning the grant of stock options under the Company's Amended and Restated Stock Option Plan ("Plan") to the named executive officers of the Company during Fiscal Year 2006.

OPTION GRANTS IN LAST FISCAL YEAR

Individual Grants

Name	Number of Securities Underlying Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term 5% ($)/10% ($)(2)
Bernard Seltzer	0	—	—	—	—
David S. Seltzer	50,000	18%	$ 23.85	3/8/2016	796,000/1,973,000
Elan Bar-Giora	15,000	5%	$ 23.85	3/8/2016	239,000/592,000
William Peters	37,500	13%	$ 18.87	8/1/2015	783,000/1,666,000

(1) Options granted are scheduled to vest and become exercisable in yearly increments of 25% with full vesting occurring in four years. Options expire ten years after grant under the terms of the Company's Plan.
(2) Amount reflects the potential realizable value at assumed annual rate of appreciation for the option term based on a market value of underlying shares of common stock on the date of grant less the exercise price.

Option Exercises And Holdings

The following table sets forth information with respect to the named executives concerning the exercise of options during Fiscal Year 2006 and unexercised options held as of the end of Fiscal Year 2006.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1)
			Exercisable/Unexercisable	Exercisable/Unexercisable
Bernard Seltzer	—	—	70,313/60,937	835,000/705,000
David S. Seltzer	56,250	1,411,000	703,125/171,875	14,121,000/1,567,000
Elan Bar-Giora	98,750	2,687,236	19,688/64,687	216,000/590,000
William Peters	13,500	208,000	31,500/52,500	276,000/640,000

(1) Amounts reflect the market value of the underlying shares of Common Stock on April 30, 2006 less the exercise price.

Employment Contracts

Bernard Seltzer and David S. Seltzer serve as Chairman of the Board Emeritus and as Chairman of the Board, President, Chief Executive Officer, Chief Operating Officer, Secretary and Treasurer, respectively, of the Company. Bernard Seltzer retired as Chairman of the Board in September 2004 and resigned as President and Chief Executive Officer effective as of May 1, 1998. David Seltzer was elected to serve as President and Chief Executive Officer effective May 1, 1998. David Seltzer's employment agreement provides that his annual base salary is approximately $382,000, for the fiscal year commencing May 1, 2005 through April 30, 2007. The increase in annual base salary for each fiscal year thereafter is determined by multiplying his annual base salary for the prior fiscal year by the greater of 5% or the increase in the Consumer Price Index as of May 1 of each such year over the index as of May 1 of the prior year. Bernard Seltzer's employment agreement provides that his annual base salary for fiscal year May 1, 2005 through April 30, 2008 is approximately $285,000. Mr. Bernard Seltzer's employment agreement expires on April 30, 2008. Mr. Bernard Seltzer may receive a bonus in the discretion of the Board of Directors.

Mr. David Seltzer may receive a bonus during each year of his employment in accordance with the goals set by the Board of Directors. For the fiscal year ending April 30, 2006, the Board of Directors has set target performance goals so that if the Company's pre-tax net income exceeds 120% of the prior year's pre-tax net income, Mr. Seltzer's bonus shall equal a percentage of his base salary, which percentage shall be the product of (i) the percentage increase of the Company's pre-tax net income from the pre-tax net income of the immediately preceding year and (ii) two and one-half (2 1/2). In the event the Company's pre-tax net income of any year exceeds the pre-tax net income of the immediately preceding year, the bonus shall accrue up to a maximum of 100% of the base salary. In the event the Company's pre-tax net income does not exceed the prior year's pre-tax net income, there will be no bonus to Mr. Seltzer. In addition to receiving his base salary and bonus, Mr. Seltzer may receive an additional bonus up to a maximum of 100% of his base salary during each year of his employment at the discretion of the Board of Directors, taking into account, among other things, progress toward strategic objectives not fully measured by pre-tax net income, including but not limited to the Company's acquisitions, strategic alliances and approvals of Abbreviated New Drug Applications by the Food and Drug Administration. Messrs. Bernard and David Seltzer's employment agreements also contain standard confidentiality provisions and a non-compete provision for a term of one year after the termination of his employment.

Under the employment agreement for David S. Seltzer, the Company will pay to his estate upon his death, his base salary for a period of twelve (12) months after the end of the month in which death occurred. In the event of total disability, he will continue to receive his base salary for the remaining term of his employment agreement. In addition to base salary, David S. Seltzer will be paid an amount equal to a percentage of the bonus, if any, based on the portion of such year in which death, total disability or termination of employment occurred. If termination is for cause or because he wrongfully leaves his employment, then, upon such occurrence, the employment agreement shall be deemed terminated and the Company shall be released from all obligations.

The Company has an employment agreement with William Peters, its Vice President and Chief Financial Officer which expires on July 31, 2007. The agreement automatically renews for successive one-year terms. Annual base salary through July 31, 2006 is $210,000 and $220,500 through July 31, 2007. The annual base salary after July 31, 2007 is adjusted upward on August 1 of each year by the greater of 5% or the annual percentage change of the New York City Metropolitan Consumer

Price Index. The agreement provides for annual bonuses to be determined in accordance with performance goals set by the Compensation Committee of the Board of Directors and the President of the Company. The Compensation Committee and the President set a target equal to or greater than 25% of Mr. Peters annual salary. Mr. Peters is to receive options to purchase 25,000 shares of the Company's Common Stock during August 1, 2005 through July 31, 2006, and on August 1, 2004, he received additional options to purchase a minimum of 25,000 shares of the Company's Common Stock. The employment agreement provides for severance payments to Mr. Peters equal to (i) the sum of his salary for the greater of 6 months or the balance of the term of the agreement and (ii) the pro rata portion of his annual bonus for the prior year of his employment in the event of termination. In the event of a termination upon total disability, the Company will pay to Mr. Peters the salary which would otherwise be payable to him during the continuance of such disability. Such employment agreement contains standard confidentiality provisions. In the event of a change in control the Company will pay or cause its successor to pay to Mr. Peters in a cash lump sum an amount equal to 1.5 times his annual salary plus his annual bonus for the year immediately preceding the Change of Control.

Director Compensation

For their service on the Board, the Company pays each director a fee of $2,000 per quarter. Each member of the Board is reimbursed for expenses incurred in connection with each Board or Committee meeting attended. In addition, each non-employee director is granted options annually to purchase 7,500 shares of Common Stock under the Company's 1994 Directors Stock Option Plan.

Stock Option Plans

The Amended and Restated Stock Option Plan (the "Plan")

The Company's Amended and Restated Stock Option Plan provides for a total of 4,857,000 shares of Common Stock authorized to be granted under such Plan. During Fiscal 2006, the Company granted options to purchase 280,000 shares of Common Stock at a weighted average exercise price of $23.09 per share. During Fiscal 2006, 34,608 options were cancelled or expired, and 1,019,285 shares are available for future grant under such Plan. The Company's Plan provides for the grant of options to its key employees and directors in order to give such employees a greater personal interest in the success of the Company and an added incentive to continue and advance in their employment. The Company's Plan provides for a fifteen year expiration period for non-statutory options and ten years for incentive stock options granted thereunder and allows for the exercise of options by delivery by the optionee of previously owned Common Stock of the Company having a fair market value equal to the option price, or by a combination of cash and Common Stock.

The Plan is administered by the Stock Option Committee of the Board of Directors. The Committee has broad discretion in determining the recipients of options and numerous other terms and conditions of the options.

The exercise price for shares purchased upon the exercise of non-statutory options granted under the Plan is determined by the Stock Option Committee as of the date of the grant.

The exercise price of an incentive stock option must be at least equal to the fair market value of the Common Stock on the date such option is granted (110% of the fair market value for shareholders who, at the time the option is granted, own more than 10% of the total combined classes of stock of the Company or any subsidiary). No employees may be granted incentive stock options in any year for shares having a fair market value, determined as of the date of grant, in excess of $100,000.

No incentive option may have a term of more than ten years (in the case of incentive stock options, five years for shareholders holding 10% or more of the Common Stock of the Company). Options generally may be exercised only if the option holder remains continuously associated with the Company or a subsidiary from the date of grant to the date of exercise. However, options may be exercised upon termination of employment or upon the death or disability of any employee within certain specified periods.

Directors Plan

The Company's 1994 Directors Stock Option Plan ("Directors Plan") provides for a total of 600,000 shares of Common Stock authorized to be granted under the Directors Plan.

The Directors Plan provides for the automatic annual grant of options to non-employee directors and is administered by the Board of Directors. Each non-employee director will be automatically granted 7,500 shares of Common Stock on the date of each annual meeting of the Company's shareholders. A non-employee director who chairs the audit or other committees of the Board of Directors will be automatically granted annually an option to purchase an additional 750 shares of Common Stock.

To remain eligible, a non-employee director must continue to be a member of the Board of Directors. Each option granted is exercisable in increments of 25% per year commencing on the first anniversary date of the date of grant. The exercise price for all options may not be less than the fair market value of the Common Stock on the date of grant. Options under the Directors Plan have a term of 10 years and may be exercised for limited periods after a person ceases to serve as a director.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table identifies as of July 12, 2006 each person known to the Company to be the beneficial owner of more than five percent of the Company's Common Stock, each director of the Company, and all directors and officers of the Company as a group, and sets forth the number of shares of the outstanding Common Stock beneficially owned by each such person and such group and the percentage of the shares of the outstanding Common Stock owned by each such person and such group. Except as noted below, the named person has sole voting power and sole investment power over the securities.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Common Stock
Bernard Seltzer c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	538,585(2)	4.4%
David S. Seltzer c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	1,988,963(3)	15.4%
Reuben Seltzer c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	1,141,708(4)	9.1%
Elan Bar-Giora c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	19,688(5)	*
Martin M. Goldwyn c/o Tashlik, Kreutzer, Goldwyn & Crandell P.C. 40 Cuttermill Road Great Neck, New York 11021	35,975(6)	*
Yashar Hirshaut, M.D. c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	72,656(7)	*
Robert M. Holster c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	18,563(8)	*
William Peters c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	31,500(9)	*
Anthony J. Puglisi c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	3,750(10)	*

Bruce W. Simpson c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	0	*
All Directors and Executive Officers as a group (10 persons)	3,851,387(11)	28.8%
Royce & Associates LLC 1414 Avenue of the Americas 9th floor New York, NY 10019-2578	675,300(12)	5.5%

* Amount represents less than 1% of Common Stock including shares issuable to such beneficial owner under options which are presently exercisable or will become exercisable within 60 days.

(1) Unless otherwise indicated, each person has sole voting and investment power with respect to the shares shown as beneficially owned by such person.

(2) Amount does not include 90,000 shares of Common Stock owned by Mr. Seltzer's wife, as to which Bernard Seltzer disclaims beneficial ownership and includes 70,313 shares of Common Stock exercisable within 60 days of July 12, 2006.

(3) Amount includes options to purchase 703,125 shares of Common Stock exercisable within 60 days of July 12, 2006 and 266,880 shares of Common Stock owned by Mr. Seltzer's wife and children and a trust for the benefit of one of his children.

(4) Amount includes options to purchase 307,125 shares of Common Stock exercisable within 60 days of July 12, 2006 and 320,365 shares of Common Stock owned by Mr. Seltzer's wife and children.

(5) Amount includes options to purchase 19,688 shares of Common Stock exercisable within 60 days of July 12, 2006.

(6) Amount represents options to purchase 35,975 shares of Common Stock exercisable within 60 days of July 12, 2006.

(7) Amount represents options to purchase 72,656 shares of Common Stock exercisable within 60 days of July 12, 2006.

(8) Amount includes options to purchase 8,563 shares of Common Stock exercisable within 60 days of July 12, 2006.

(9) Amount includes options to purchase 31,500 shares of Common Stock exercisable within 60 days of July 12, 2006.

(10) Amount includes options to purchase 3,750 shares of Common Stock exercisable within 60 days of July 12, 2006.

(11) Amount includes options to purchase 1,250,694 shares of Common Stock exercisable within 60 days of July 12, 2006.

(12) Source: 13F Form filings March 31, 2006

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

For the fiscal year ended April 30, 2006, Mr. Reuben Seltzer was engaged by the Company to provide new business development and legal services. For such services, Mr. Reuben Seltzer received $236,000. Mr. Reuben Seltzer is a director of the Company and the son of Mr. Bernard Seltzer, the Company's Chairman of the Board Emeritus and the brother of David Seltzer, the company's President.

The Company and Reuben Seltzer have a 17.7% and 17.7% interest, respectively, in Marco Hi-Tech JV LLC, a New York limited liability company ("Marco Hi-Tech"), which markets raw materials for nutraceutical products. Additionally, the Company has an investment in an available for sale security, Neuro HiTech, of which Reuben Seltzer is the CEO. The Company has a 12% interest in Neuro HiTech.

The Company believes that material affiliated transactions between the Company and its directors, officers, principal stockholders or any affiliates thereof have been, and will be in the future, on terms no less favorable than could be obtained from unaffiliated third parties.

Tashlik, Kreutzer, Goldwyn & Crandell P.C. received $213,000 in legal fees for services performed for the Company during the Company's fiscal year ended April 30, 2006. Mr. Martin M. Goldwyn, a member of such firm, is a director of the Company.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit and Audit-related Fees

Eisner LLP has served as the auditors for the Company for the fiscal year ended April 30, 2006. Eisner LLP billed us $320,000 and $301,000, in the aggregate, for professional services for the audit of our annual financial statements and audit of the Company's internal controls in compliance with the Sarbanes-Oxley Act of 2002 for fiscal 2006 and 2005, respectively, and for the review of our interim financial statements which are included in our quarterly reports on Form 10-Q for fiscal 2006.

Eisner LLP billed us $39,000 and $36,000 for other audit-related fees for fiscal 2006 and 2005, respectively. Other audit-related fees related primarily to services rendered in connection with our filing of registration statements with the SEC and due diligence in connection with potential acquisitions and accounting consultations.

Tax Fees

Eisner LLP billed us $31,000 and $26,000 for fiscal 2006 and 2005, respectively, for tax services including tax compliance.

All Other Fees

The Company did not engage Eisner LLP for professional services rendered for all services other than those services captioned "Audit Fees", "Tax Fees" and "Financial Information Systems Design and Implementation Fees" in fiscal 2006

All non-audit services were reviewed with the Audit Committee, which concluded that the provision of such services by Eisner LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing function.

Financial Information Systems Design and Implementation Fees

Eisner LLP did not provide and did not bill nor was paid any fees for financial information systems design and implementation services in fiscal 2006 and 2005 as described in paragraph (c)(4)(ii) of Rule 2-01 of Regulation S-X.

Policy on Audit Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

Consistent with SEC policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent auditor. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor.

Prior to engagement of the independent auditor for the next year's audit, management will submit a list of services and related fees expected to be rendered during that year within each of four categories of services to the Audit Committee for approval.

1. *Audit* services include audit and review work performed on the financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

2. *Audit-Related* services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

3. *Tax* services include all services, except those services specifically related to the audit of the financial statements, performed by the independent auditor's tax personnel, including tax analysis; assisting with coordination of execution of tax related activities, primarily in the area of corporate development; supporting other tax related regulatory requirements; and tax compliance and reporting.

4. *Other Fees* are those associated with services not captured in the other categories. The Company generally does not request such services from the independent auditor.

Prior to engagement, the Audit Committee pre-approves independent auditor services within each category. The fees are budgeted and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditor.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a) (1)Financial Statements filed as part of this Report are listed in Item 8 of this Report.

(2)No other financial schedules have been included because they are not applicable, not required or because required information is included in the consolidated financial statements or notes thereto.

(a) Exhibit Number	Description of Document	Page Number Foot-Notes
3.1	Certificate of Amendment to the Certificate of Incorporation	(1)
3.2	Restated Certificate of Incorporation and By-Laws	(2)
4.3	Copy of Hi-Tech Pharmacal Co., Inc. Stock Option Plan	(3)
4.4	Copy of Hi-Tech Pharmacal Co., Inc. Stock Option Agreement	(4)
4.5	Copy of 1994 Directors Stock Option Plan	(5)
10.1	Amended and Restated Executive Employment Agreement with David S. Seltzer	(6)
10.2	Amendment No. 1 to Amended and Restated Executive Employment Agreement of David Seltzer	(7)
10.3	Employment Agreement of William Peters	(8)
10.4	Revolving Credit and Term Loan Agreement, dated October 23, 2002. Confidential Treatment was granted for portions of this Agreement.	(9)
10.5	First Amendment to the Revolving Credit and Term Loan Agreement dated November 1, 2002. Confidential Treatment has been requested for portions of this agreement.	(10)
10.6	Second Amendment to the Revolving Credit and Term Loan Agreement dated November 15, 2002. Confidential Treatment was granted for portions of this agreement.	(11)
*10.7	Third Amendment to the Revolving Credit and Term Loan Agreement dated October 21, 2005.	
*14.1	Code of Ethics	
*23.1	Consent of Eisner LLP	
*31.1	Certification pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
*31.2	Certification pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
*32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	

* Filed herewith

(1) Filed as Exhibit 3.1 to Hi-Tech Pharmacal Co., Inc. Annual Report on Form 10-K for the fiscal year ended April 30, 2003 and incorporated herein by reference.

(2) Filed as Exhibit 3.0 to Hi-Tech Pharmacal Co., Inc. Quarterly Report on Form 10-Q for the quarterly period ended October 31, 1994 and incorporated herein by reference.

(3) Filed as Exhibit 10.1 to Hi-Tech Pharmacal Co., Inc. Registration Statement on Form S-1 (No. 33-47860) and incorporated herein by reference.

(4) Filed as Exhibit 10.2 to Hi-Tech Pharmacal Co., Inc. Registration Statement on Form S-1 (No. 33-47860) and incorporated herein by reference.

(5) Filed as Exhibit 10.1 to Hi-Tech Pharmacal Co., Inc. Quarterly Report on Form 10-Q for the quarterly period ended October 31, 1994 and incorporated herein by reference.

(6) Filed as Exhibit 10.1 to Hi-Tech Pharmacal Co., Inc. Annual Report on Form 10-K for the fiscal year ended April 30, 2005 and incorporated herein by reference.

(7) Filed as Exhibit 10.2 to Hi-Tech Pharmacal Co., Inc. Annual Report on Form 10-K for the fiscal year ended April 30, 2005 and incorporated herein by reference.

(8) Filed as Exhibit 10.8 to Hi-Tech Pharmacal Co., Inc. Quarterly Report on Form 10-Q for quarterly period ended July 31, 2005 and incorporated herein by reference.

(9) Filed as Exhibit 10.7 to Hi-Tech Pharmacal Co., Inc. Quarterly Report on Form 10-Q for quarterly period ended October 31, 2002 and incorporated herein by reference.

(10) Filed as Exhibit 10.8 to Hi-Tech Pharmacal Co., Inc. Quarterly Report on Form 10-Q for quarterly period ended October 31, 2002 and incorporated herein by reference.

(11) Filed as Exhibit 10.9 to Hi-Tech Pharmacal Co., Inc. Quarterly Report on Form 10-Q for quarterly period ended October 31, 2002 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 14, 2006

HI-TECH PHARMACAL CO., INC.

By: /s/ David S. Seltzer
David S. Seltzer, Chief Executive Officer, President, Secretary & Treasurer

By: /s/ William Peters
William Peters Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ David S. Seltzer David S. Seltzer, Chairman of the Board, Chief Executive Officer, President, Treasurer, Secretary	July 14, 2006
/s/ Reuben Seltzer Reuben Seltzer, Director	July 14, 2006
/s/ Martin M. Goldwyn Martin M. Goldwyn, Director	July 14, 2006
/s/ Yashar Hirshaut, M.D. Yashar Hirshaut, M.D., Director	July 14, 2006
/s/ Robert M. Holster Robert M. Holster, Director	July 14, 2006
/s/ Anthony J. Puglisi Anthony J. Puglisi, Director	July 14, 2006
/s/ Bruce W. Simpson Bruce W. Simpson, Director	July 14, 2006

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement of Hi-Tech Pharmacal Co., Inc. (the "Company") on Form S-8 (File No. 333-35425) and Form S-8 (File No. 333-108473) of our report, dated June 30, 2006, on our audits of the financial statements of the Company as of April 30, 2006 and 2005 and for each of the three years in the period ended April 30, 2006, Hi-Tech Pharmacal Co. Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Hi-Tech Pharmacal Co., Inc. as of April 30, 2006, included in this Annual Report on Form 10-K.

Eisner LLP

New York, New York
July 13, 2006

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David S. Seltzer, certify that:

1. I have reviewed this annual report on Form 10-K of Hi-Tech Pharmacal Co., Inc.
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: July 14, 2006

By: */s/ David S. Seltzer*

David S. Seltzer
Chief Executive Officer

EXHIBIT 31.2

HI-TECH PHARMACAL CO., INC.

CERTIFICATION PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, WILLIAM PETERS, certify that:

1. I have reviewed this annual report on Form 10-K of Hi-Tech Pharmacal Co., Inc.
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: July 14, 2006

By: */s/ William Peters*

William Peters
Chief Financial Officer

EXHIBIT 32.1

HI-TECH PHARMACAL CO., INC.

CERTIFICATION PURSUANT TO 18 U. S. C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officers of Hi-Tech Pharmacal Co., Inc. (the "Company"), hereby certify to such officers' knowledge, that the Company's Annual Report on Form 10-K for the year ended April 30, 2006 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: July 14, 2006

/s/ David Seltzer

David Seltzer,
Chief Executive Officer

/s/ William Peters

William Peters,
Chief Financial Officer

This certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

This page left blank intentionally.

Corporate Information:

Board of Directors



Left to right, standing: **David Seltzer**, *Chief Executive Officer and President;* **Yashar Hirshaut**, M.D., *Director;* **Reuben Seltzer**, *Director;* **Anthony Puglisi**, *Director* and **Martin Goldwyn**, *Director. Left to right, seated:* **Bernard Seltzer**, *Chairman Emeritus;* **Robert Holster**, *Director* and **Bruce Simpson**, *Director.*

Executive Officers



David S. Seltzer
President and
Chief Executive Officer



William Peters
Vice President and
Chief Financial Officer



Elan Bar-Giora
Executive Vice President–
Operations

Board of Directors

Bernard Seltzer
Chairman Emeritus

David Seltzer
Chairman, Chief Executive
Officer and President

Martin M. Goldwyn (2)
Partner, Tashlik, Kreutzer,
Goldwyn & Crandell PC

Yashar Hirshaut, M.D. (1)(2)(3)(4)
Assoc. Clinical Professor of Medicine,
Cornell University Medical College, Research
Professor of Biology, Yeshiva University

Robert M. Holster (1)(2)(3)(4)
Chief Executive Officer
HMS Holdings Corp.

Anthony Puglisi (1)
Vice President and Chief Financial Officer
Sbarro, Inc.

Reuben Seltzer
Chief Executive Officer, Neuro-Hitech
President, Marco Hi-Tech, JV

Bruce Simpson (3)
Chief Executive Officer
BW Simpson & Associates

(1) Audit Committee Member
(2) Stock Option Committee Member
(3) Nominating Committee Member
(4) Compensation Committee Member

Corporate Office
Hi-Tech Pharmacal Co., Inc.
369 Bayview Avenue, Amityville, NY 11701
(631) 789-8228

Counsel
Tashlik, Kreutzer, Goldwyn & Crandell PC
40 Cuttermill Road, Suite 200
Great Neck, NY 11021

Auditor
Eisner LLP
750 Third Avenue
New York, NY 10017-2703

Transfer Agent
Continental Stock Transfer & Trust Company
17 Battery Place, New York, NY 10004

Form 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available to shareholders on request. It may be obtained without charge by writing to:
Mr. David Seltzer, Secretary
Hi-Tech Pharmacal Co., Inc.
369 Bayview Avenue
Amityville, NY 11701

Hi-Tech®
PHARMACAL Co Inc.
369 Bayview Avenue, Amityville, NY 11701
(631) 789-8228
www.hitechpharm.com
www.diabeticproducts.com